Exhibit 99.1

Execution Version

Amendment and Restatement Deed

InterOil Corporation

S.P.I. Exploration and Production Corp.

Each Entity named in Schedule 1

and

Credit Suisse AG, Sydney Branch

InterOil Refinancing

17 March 2015

THIS DEED is made on ______ March 2015

BETWEEN:

(1)	INTEROIL CORPORATION, a company incorporated under the laws of the Yukon Territory with registered number 532478 (the Company);

(2)	S.P.I. EXPLORATION AND PRODUCTION CORP., a company incorporated under the laws of the Bahamas with registered number 81,134B (the Borrower);

(3)	THE ENTITIES listed in Part I of Schedule 1 as original guarantors (together with the Company, the Original Guarantors);

(4)	THE ENTITIES listed in Part II of Schedule 1 as original lenders (the Original Lenders and Mandated Lead Arrangers);

(5)	CREDIT SUISSE AG, SYDNEY BRANCH (the Mandated Lead Arranger and Bookrunner or MLAB);

(6)	CREDIT SUISSE AG, SYDNEY BRANCH (the Agent); and

(7)	CREDIT SUISSE AG, SYDNEY BRANCH (the Security Trustee).

RECITALS:

(A)	The parties wish to amend the Principal Document in the manner set out in this document.

(B)	The Original Obligors confirm that the existing guarantees granted by the Original Obligors and security granted under the Security Documents extend to the obligations incurred by the Obligors under the Restated Document.

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1	Definitions

The following definitions apply in this document.

BNPP Transfer Certificate has the meaning set out in clause 4.

Effective Date has the meaning set out in clause 5.1.

Existing Authorised Signatories means:

(a)	in relation to InterOil Finance Inc, Barry Skinner and Ryan Highland; and

(b)	in relation to each other Original Obligor, Don Spector, Jon Ozturgut and Geoff Applegate.

First Amendment Deed means the Amendment and Restatement Deed dated 17 June 2014 between the parties to this document.

Long-Stop Date means the date that is 30 days after the date of this document.

Original Obligor means the Borrower and each Original Guarantor.

Principal Document means the document entitled "US$300,000,000 Amended and Restated Syndicated Facility Agreement" dated 11 November 2013 between the Borrower, the Agent, the Security Trustee and others, as amended and restated pursuant to the First Amendment Deed.

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Restated Document means the Principal Document as amended and restated in accordance with this document in the form set out in Annexure A.

1.2	Terms defined in the Restated Document

A term (other than a term defined herein) that is defined in the Restated Document has the same meaning in this document.

1.3	Rules for interpreting this document

Clause 1.2 (Construction) of the Restated Document applies to this document as if set out in full, mutatis mutandis.

1.4	Non Business Days

If the day on or by which a person must do something under this document is not a Business Day:

(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.

1.5	Multiple parties

If a party to this document (other than a Finance Party) is made up of more than one person, or a term is used in this document to refer to more than one party, then unless otherwise specified in this document:

(a)	an obligation of those persons is joint and several;

(b)	a right of those persons is held by each of them severally; and

(c)	any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking relates to each of them separately.

1.6	Limitation of Security Trustee's liability

Clause 1.3 (Security Trustee’s Provisions) of the Restated Document applies to this document as if set out in full, mutatis mutandis.

1.7	Finance Document

Each party acknowledges and agrees this document is a Finance Document for the purposes of the Restated Document.

2.	CONSIDERATION

Each party acknowledges that it has received valuable consideration for entering into this document.

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3.	AMENDMENT AND RESTATEMENT

3.1	Amendment and Restatement of Principal Document

(a)	The Principal Document is amended and restated in the form set out in Annexure A with effect on and from the Effective Date.

(b)	Paragraph (a) does not affect any right or obligation of a party that arises before the Effective Date.

3.2	Effect of amendment and restatement

(a)	With effect on and from the Effective Date:

(i)	each party to this document shall be bound by the terms of the Restated Document; and

(ii)	references in the Finance Documents to the Principal Document will be read and construed as references to the Restated Document.

(b)	Each Original Obligor confirms that:

(i)	it consents to the amendment and restatement of the Principal Document on the terms set out in this document and ratifies and confirms that its obligations under each Finance Document to which it is a party continue to apply;

(ii)	on and from the Effective Date, the obligations of the Original Obligors arising under the Restated Document are included in the definitions of "Secured Money" and "Secured Obligations" and the definition of all other liabilities in each of the Security Documents and the Security Trust Deed; and

(iii)	on and from the Effective Date, the guarantee given by it under the Principal Document continues in full force and effect on the terms of the Restated Document, its obligations under each of the other Finance Documents to which it is a party continue in full force and effect in accordance with their respective terms and the security interests created under the Security Documents to which it is a party continue in full force and effect on their respective terms and extend to the obligations incurred by the Obligors under the Restated Document.

(c)	No changes to the Security Documents are to be inferred or implied, and in all other respects each Security Document is confirmed and remains in full force and effect and is enforceable in accordance with its terms, notwithstanding any intervening payment or repayment of amounts owing under the Principal Document or any other matter or thing.

4.	BNPP TRANSFER CERTIFICATE

Each party to this document acknowledges that:

(a)	the Agent, on behalf of each other party to this document, has entered or will enter into a Transfer Certificate (BNPP Transfer Certificate) with BNP Paribas, Singapore Branch as Existing Lender (Existing Lender), and Credit Suisse AG, Sydney Branch as New Lender (New Lender); and

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(b)	pursuant to the BNPP Transfer Certificate, the Existing Lender has transferred or will transfer all of its Commitment to the New Lender on the Transfer Date (as such term is defined in the BNPP Transfer Certificate) as a condition precedent to the Effective Date and the Existing Lender will cease to be a Lender on and from such date.

5.	EFFECTIVE DATE

5.1	Effective Date

(a)	The Effective Date is the date on which the Agent has received all of the items listed in Schedule 2 (Conditions Precedent), in form and substance satisfactory to it (acting on the instructions of all the Original Lenders).

(b)	The Agent will give notice to the Company and each of the Original Lenders as soon as practicable after the conditions listed in Schedule 2 (Conditions Precedent) have been satisfied.

5.2	Result of non–receipt of documents and information

If the Agent has not received the items listed in Schedule 2 (Conditions Precedent) on or before the Long-Stop Date, then the Agent may (acting on the instructions of all Original Lenders), before the Agent receives the items, terminate this document by giving written notice to the Company.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Representations and warranties of each Original Obligor

On the date of this document and on the Effective Date, each Original Obligor makes the representations set out in the Restated Document on the basis of the facts and circumstances as at each date and as if references to "Finance Documents" include references to this document.

6.2	Reliance on representations and warranties

Each Original Obligor acknowledges that the Finance Parties have executed this document and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause 6.

6.3	Property in New South Wales

At the date of execution of this document, each Original Obligor represents and warrants that none of the Secured Property (including any company register, records and related documents even though they may have only nominal value and including any intangible property, such as debts) is located, or taken for the purposes of stamp duty law to be located, in New South Wales.

7.	GENERAL

7.1	Provisions incorporated from the Restated Document

Clause 12 (Tax Gross Up and Indemnities), Clause 14.2 (Other indemnities), Clause 16 (Costs and Expenses), Clause 30 (Notices), Clause 35 (Counterparts), Clause 39 (Governing Law) and Clause 40 (Enforcement) of the Restated Document apply to this document as if set out in full, mutatis mutandis.

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7.2	Giving effect to this document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this document.

7.3	Variation of rights

The exercise of a right partially or on one occasion does not prevent any further exercise of that right in accordance with the terms of this document. Neither a forbearance to exercise a right nor a delay in the exercise of a right operates as an election between rights or a variation of the terms of this document.

7.4	Operation of this document

(a)	Subject to paragraph (b), this document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document and has no further effect.

(b)	Any right that a person may have under this document is in addition to, and does not replace or limit, any other right that the person may have.

(c)	Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.

7.5	Exclusion of contrary legislation

Any legislation that adversely affects an obligation of a party, or the exercise by a party of a right or remedy, under or relating to this document is excluded to the full extent permitted by law.

7.6	Amendment

This document can only be amended or replaced by another document signed by the parties.

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SCHEDULE 1

Original Guarantors and Original Lenders

Part I

The Original Guarantors

Name of Original Guarantor	Jurisdiction	Registration number (or equivalent, if any)	Address for Service of Notice

InterOil Corporation	Yukon Territory	532478	Lackowicz & Hoffman 300-204 Black Street Whitehorse Yukon Y1A 2M9 Canada

SPI (208) Limited	Papua New Guinea	1-31349	Level 2, Ravalien Haus Harbour City Port Moresby NCD Papua New Guinea

SPI (210) Limited	Papua New Guinea	1-31348	Level 2, Ravalien Haus Harbour City Port Moresby NCD Papua New Guinea

SPI (220) Limited	Papua New Guinea	1-32891	Level 2, Ravalien Haus Harbour City Port Moresby NCD Papua New Guinea

SPI Distribution Limited	Bahamas	118640B	Harry B Sands Lobosky Shirley House 50 Shirley Street Nassau, The Bahamas

InterOil Finance Inc.	Barbados	32786	Chancery House High Street Bridgetown Barbados

SPI Exploration and Production Limited	Papua New Guinea	1-32705	Level 2, Ravalien Haus Harbour City Port Moresby NCD PNG

InterOil Corporate PNG Ltd	Papua New Guinea	1-78038	Level 2, Ravalien Haus Harbour City Port Moresby NCD PNG

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Name of Original Guarantor	Jurisdiction	Registration number (or equivalent, if any)	Address for Service of Notice

SPI CSP PNG Limited	Papua New Guinea	1-73447	Level 2, Ravalien Haus Harbour City Port Moresby NCD PNG

Interoil Australia Pty Ltd	Australia	ABN 87 058 477 366	Level 3 Cairns Square 42-52 Abbott Street Cairns Qld 4870

InterOil Singapore Pte. Ltd.	Singapore	200909590E	163 Penang Road #06-02 Winsland House II Singapore 238463.

InterOil Shipping Pte. Ltd.	Singapore	201007134N	163 Penang Road #06-02 Winsland House II Singapore 238463.

South Pacific Refining Limited	Bahamas	50,266B	Harry B Sands Lobosky Shirley House 50 Shirley Street Nassau, The Bahamas

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Part II

The Original Lenders

Name of Original Lender

Australia and New Zealand Banking Group Limited

Bank of South Pacific Limited

Commonwealth Bank of Australia

Credit Suisse AG, Sydney Branch

Macquarie Capital Group Limited

Société Générale, Hong Kong branch

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Singapore Branch

UBS AG, Australia Branch

Westpac Bank – PNG - Limited

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SCHEDULE 2

Conditions Precedent

1.	ORIGINAL OBLIGORS

(a)	A certified copy of the constitutional documents of each Original Obligor (or certification there has been no amendment, variation, supplement or replacement to or of such constitutional documents since 14 November 2013 in relation to each Original Obligor other than South Pacific Refining Limited and 17 June 2014 in relation to South Pacific Refining Limited, being the dates they were previously delivered to the Agent).

(b)	A certified copy of a resolution of the board of directors of each Original Obligor:

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)	in the case of an Original Guarantor, to the effect that it is in the best interests of the relevant guarantor, giving reasons;

(iii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iv)	authorising a specified person or persons, on its behalf, as Authorised Officers to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	If an Original Obligor is a PNG incorporated company (and if required by the Agent), a certified copy of a special resolution of its shareholder(s) approving the giving of a guarantee and indemnity and/or any securing by it under the Finance Documents as "major transactions" of the relevant company.

(d)	An original power of attorney for the execution of the relevant Finance Documents from the Original Guarantors and the grantors under the Security Documents, executed under common seal (if they are PNG companies or by two directors or a director and a secretary).

(e)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above (or confirmation in the director's certificate referred to in paragraph 1(g) below that the Existing Authorised Signatories will be Authorised Officers under the Restated Document).

(f)	A certified copy of a resolution signed by all the holders of the issued shares in each Original Guarantor (other than the Company), approving the terms of, and the transactions contemplated by, the Finance Documents to which the Original Guarantor is a party and a certificate of solvency by a director of that Original Guarantor.

(g)	A certificate of the Company (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Original Obligor to be exceeded.

(h)	A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this document.

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(i)	All documents and other evidence reasonably requested by the Agent, Security Trustee or an Original Lender (through the Agent) before the date of this document in order for the Agent, Security Trustee or the Original Lender to carry out all necessary "know your customer" or other similar checks in relation to each Original Obligor under all applicable laws and regulations where such information is not already available to the recipient.

(j)	A certificate or other evidence from any Original Guarantor incorporated in Australia and signed by a director certifying that such Original Guarantor is not in breach of Chapter 2E of the Corporations Act 2001 (Cth) (or any equivalent in any applicable jurisdiction).

2.	LEGAL OPINIONS

(a)	A legal opinion of Ashurst Australia, legal advisers to the Mandated Lead Arranger and Bookrunner and the Agent in Australia, substantially in the form distributed to the Original Lenders prior to signing this document.

(b)	A legal opinion of Ashurst PNG, legal advisers to the Mandated Lead Arranger and Bookrunner and the Agent in Papua New Guinea, substantially in the form distributed to the Original Lenders prior to signing this document.

(c)	If an Original Obligor is incorporated in a jurisdiction outside Australia and Papua New Guinea, a legal opinion of the legal advisers to the Mandated Lead Arranger and Bookrunner and the Agent in the relevant jurisdiction, substantially in the form distributed to the Original Lenders prior to signing this document.

3.	OTHER DOCUMENTS AND EVIDENCE

(a)	An original of each of the following Finance Documents duly executed by all of the parties to it:

(i)	this document, duly executed by each Original Obligor; and

(ii)	any Fee Letter,

together with the provision of sufficient funds required to ensure the Security Documents (and any other Finance Documents) can be stamped and registered in each jurisdiction where they are required to be stamped and registered.

(b)	Evidence that the Debt Service Reserve Account is maintained in accordance with the requirements of Clause 21.25 (Debt Service Reserve Account) and that simultaneous with first Utilisation, the Debt Service Reserve Account will be credited with sufficient funds to comply with Clause 21.25 (Debt Service Reserve Account).

(c)	The Original Financial Statements (and, if any other Financial Statements are available pursuant to Clause 19.1 (Financial Statements) of the Principal Document as at the Effective Date, all such Financial Statements).

(d)	To the extent that the joint venture, licensing and certification arrangements in respect of each Upstream Asset have been updated, changed or amended since 17 June 2014, all such documents and information evidencing the updated, changed or amended joint venture, licensing and certification arrangements (including certified true and up to date copies of the Project Documents to the extent there have been any updates, changes or amendments to such Project Documents since 17 June 2014) (or alternately, confirmation there has been no changes since 17 June 2014).

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(e)	ASIC and PPSR searches in relation to each Original Obligor incorporated in Australia, and equivalent searches conducted on each other Obligor not incorporated in Australia.

(f)	A group structure chart (showing the Company and each of its Subsidiaries).

(g)	The updated Agreed Capex and Opex Plan for the period commencing on the date of this document and ending 31 December 2016.

(h)	Evidence that no Material Adverse Effect has occurred and is continuing.

(i)	A copy of any other Authorisation, document, information or assurance which the Agent or the Security Trustee considers to be necessary or desirable (if it has notified the Company of that requirement on or before the date of this document).

(j)	Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 11 (Fees) and Clause 16 (Costs and expenses) have been paid or will be paid by the first Utilisation Date (or otherwise in accordance with the applicable Fee Letter).

(k)	The Transfer Date (as such term is defined in the BNPP Transfer Certificate) has occurred and the Existing Lender (as defined in the BNPP Transfer Certificate) has transferred all of its Commitment to the New Lender (as defined in the BNPP Transfer Certificate) in accordance with the terms of the BNPP Transfer Certificate.

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EXECUTED as a deed.

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

BORROWER

IN WITNESS WHEREOF the Common Seal of S.P.I. Exploration and Production Corp.

was affixed hereto the day and year hereinbefore mentioned

The Common Seal of S.P.I. Exploration and Production Corp. was affixed hereto by Sarah Lobosky, the Secretary of the Company and the said Sarah Lobosky affixed her signature hereto in the presence of:-

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COMPANY

SIGNED, SEALED AND DELIVERED by

INTEROIL CORPORATION

by
in the presence of:	Signatory

Signature of witness
Name:

14

ORIGINAL GUARANTORS

SIGNED, SEALED AND DELIVERED by

INTEROIL CORPORATION

by
in the presence of:	Signatory

Signature of witness
Name:

15

THE COMMON SEAL of

SPI (208) LIMITED,

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

16

THE COMMON SEAL of

SPI (210) LIMITED,

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

17

THE COMMON SEAL of

SPI (220) LIMITED,

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

18

IN WITNESS WHEREOF the Common Seal of S.P.I. Distribution Limited

was affixed hereto the day and year hereinbefore mentioned

The Common Seal of S.P.I. Distribution Limited was affixed hereto by Sarah Lobosky, the Secretary of the Company and the said Sarah Lobosky affixed her signature hereto in the presence of:-

19

The Common Seal of Interoil Finance Inc.
was hereto affixed by

Director

in the presence of:

Witness:

Name:

Address:

Description: Attorney-at-Law

20

THE COMMON SEAL of

SPI EXPLORATION AND PRODUCTION LIMITED

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

21

THE COMMON SEAL of

INTEROIL CORPORATE PNG LTD

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

22

IN WITNESS WHEREOF the Common Seal of South Pacific Refining Limited

was affixed hereto the day and year hereinbefore mentioned

The Common Seal of South Pacific Refining Limited was affixed hereto by Sarah Lobosky, the Secretary of the Company and the said Sarah Lobosky affixed her signature hereto in the presence of:

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THE COMMON SEAL of

SPI CSP PNG LIMITED

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

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SIGNED, SEALED AND DELIVERED by INTEROIL AUSTRALIA PTY LTD ACN 058 477 366 in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of director/secretary

Name	Name

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THE COMMON SEAL of

INTEROIL SHIPPING PTE. LTD.

was hereto affixed in the presence of:

Director

Director/Secretary/ Authorised Signatory

Address:

Fax No.

Attention:

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THE COMMON SEAL of

INTEROIL SINGAPORE PTE. LTD.

was hereto affixed in the presence of:

Director

Director/Secretary/ Authorised Signatory

Address:

Fax No.

Attention:

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ORIGINAL LENDER, MANDATED LEAD ARRANGER, MANDATED LEAD ARRANGER AND BOOKRUNNER, AGENT AND SECURITY TRUSTEE

SIGNED, SEALED AND DELIVERED for CREDIT SUISSE AG, SYDNEY BRANCH by its duly authorised officers, in the presence of:

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

28

ORIGINAL LENDER and MANDATED LEAD ARRANGER SIGNED, SEALED AND DELIVERED for AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, SINGAPORE BRANCH under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Name of attorney

Address of witness	Date of power of attorney

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ORIGINAL LENDER and MANDATED LEAD ARRANGER

SIGNED, SEALED AND DELIVERED for

BANK OF SOUTH PACIFIC LIMITED by Robin Fleming its duly constituted Attorney in the presence of:

AND I certify that the person executing this instrument is personally known to me

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

BANK OF SOUTH PACIFIC LIMITED by its Attorney who hereby states that at the time of his executing this instrument he has no notice of the revocation of the Power of Attorney Registered No. S.65983 under the authority of which he has executed this instrument

Robin Fleming

Group Chief Executive Officer
Signature of Witness

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ORIGINAL LENDER and MANDATED LEAD ARRANGER SIGNED, SEALED AND DELIVERED for COMMONWEALTH BANK OF AUSTRALIA under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Name of attorney

Address of witness	Date of power of attorney

31

ORIGINAL LENDER and MANDATED LEAD ARRANGER SIGNED, SEALED AND DELIVERED for MACQUARIE CAPITAL GROUP LIMITED under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name	Name of attorney

Address of witness	Date of power of attorney

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ORIGINAL LENDER and MANDATED LEAD ARRANGER SIGNED, SEALED AND DELIVERED for SOCIÉTÉ GÉNÉRALE, Hong Kong branch by its duly authorised signatory, in the presence of:

Signature of witness	Signature of authorised signatory

Name of witness	Name

Signature of witness	Signature of authorised signatory

Name of witness	Name

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ORIGINAL LENDER and MANDATED LEAD ARRANGER SIGNED, SEALED AND DELIVERED for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Singapore Branch under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Name

Address of witness	Date of power of attorney

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ORIGINAL LENDER and MANDATED LEAD ARRANGER SIGNED, SEALED AND DELIVERED for UBS AG, AUSTRALIA BRANCH by its duly authorised officers, in the presence of:

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

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ORIGINAL LENDER and MANDATED LEAD ARRANGER

SIGNED, SEALED AND DELIVERED for WESTPAC BANK – PNG LIMITED under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Stuart Fredriksson, Tier Two Attorney

Level 19, 275 Kent Street Sydney NSW 2000
Address of witness	Date of power of attorney

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Gregory Pawson, Tier One Attorney

Level 19, 275 Kent Street Sydney NSW 2000
Address of witness	Date of power of attorney

36

ANNEXURE A

Restated Document

37

Execution Version

US$300,000,000

AMENDED AND RESTATED

SYNDICATED FACILITY AGREEMENT

dated 11 November 2013 as amended and restated on 17 June 2014 and as further amended and restated on the Effective Date for

S.P.I. EXPLORATION AND PRODUCTION CORP.

arranged by

CREDIT SUISSE AG, SYDNEY BRANCH

with

CREDIT SUISSE AG, SYDNEY BRANCH

acting as Agent and Security Trustee

ASHURST

1

i

11.4	Agent’s fee	33
11.5	Security Trustee's fee	33
12.	TAX GROSS-UP AND INDEMNITIES	34
12.1	Definitions	34
12.2	Tax gross-up	34
12.3	Tax indemnity	35
12.4	Tax Credit	35
12.5	Stamp duties and Taxes	35
12.6	Indirect Tax	36
12.7	FATCA Information	36
12.8	FATCA Deduction and gross-up by Obligor	37
12.9	FATCA Deduction by a Finance Party	37
12.10	Tax Credit and FATCA	38
13.	INCREASED COSTS	38
13.1	Increased costs	38
13.2	Increased cost claims	39
13.3	Exceptions	39
14.	OTHER INDEMNITIES	40
14.1	Currency indemnity	40
14.2	Other indemnities	40
14.3	Indemnity to the Agent	41
15.	MITIGATION BY THE FINANCE PARTIES	41
15.1	Mitigation	41
15.2	Indemnity and limitation of liability	41
16.	COSTS AND EXPENSES	41
16.1	Transaction expenses	41
16.2	Amendment costs	41
16.3	Enforcement costs	42
17.	GUARANTEE AND INDEMNITY	43
17.1	Guarantee and indemnity	43
17.2	Continuing guarantee	43
17.3	Reinstatement	43
17.4	Waiver of defences	43
17.5	Immediate recourse	44
17.6	Appropriations	44
17.7	Deferral of Guarantors' rights	45
17.8	Trust	45
17.9	Additional security	45
18.	REPRESENTATIONS	46
18.1	Status	46
18.2	Binding obligations	46
18.3	Non-conflict with other obligations	46
18.4	Power and authority	46
18.5	Authorisations	47
18.6	Governing law and enforcement	47
18.7	No filing or stamp taxes	47
18.8	No default	47
18.9	No misleading information	47
18.10	Financial statements	48
18.11	Ranking	48
18.12	No proceedings pending or threatened	48
18.13	Title	48
18.14	Environmental laws and licences	48
18.15	Environmental releases	49
18.16	No adverse consequences	49
18.17	Authorised Signatories	49
18.18	Group Structure Chart	49
18.19	Security, Financial indebtedness and conduct of business	49

ii

18.20	Petroleum Licences	50
18.21	Repetition	50
19.	INFORMATION UNDERTAKINGS	51
19.1	Financial Statements	51
19.2	Compliance Certificate	51
19.3	Requirements as to Financial Statements	52
19.4	Information: miscellaneous	52
19.5	Notification of default	53
19.6	"Know your Customer" checks	54
20.	FINANCIAL COVENANTS	54
20.1	Financial Condition	54
20.2	Financial Testing	54
20.3	Accounting policy	54
21.	GENERAL UNDERTAKINGS	55
21.1	Authorisations	55
21.2	Compliance with laws	55
21.3	Negative pledge	55
21.4	Disposals	56
21.5	Merger	57
21.6	Change of business	57
21.7	Insurance	57
21.8	Environmental	57
21.9	Environmental claims	57
21.10	Taxation	58
21.11	Financial Indebtedness	58
21.12	Corporate Existence	58
21.13	Preservation of assets	58
21.14	Pari passu ranking	59
21.15	Access	59
21.16	Treasury Transactions	59
21.17	Further assurance	59
21.18	PPSA	60
21.19	Ring-fencing	60
21.20	Additional Guarantors	60
21.21	Joint Ventures	61
21.22	Acquisitions and Investments	61
21.23	Loans or Credit	61
21.24	Dividends and Share Redemption	62
21.25	Debt Service Reserve Account	62
21.26	Go to market	62
21.27	June 2014 Disposal and Net Disposal Proceeds	63
21.28	Arm's Length Basis	63
21.29	Project Documents	63
21.30	Winding up	65
21.31	Special purpose entities	65
21.32	Certification Proceeds	65
22.	EVENTS OF DEFAULT	65
22.1	Non-payment	65
22.2	Financial covenants	65
22.3	Other obligations	65
22.4	Misrepresentation	66
22.5	Cross default	66
22.6	Insolvency	66
22.7	Insolvency proceedings	67
22.8	Creditors' process	67
22.9	Similar Events Elsewhere	67
22.10	Ownership of the Obligors	67
22.11	Unlawfulness	67

iii

22.12	Repudiation	67
22.13	Security	68
22.14	Expropriation	68
22.15	Repudiation and rescission of agreements	68
22.16	Litigation/investigations	68
22.17	Cessation of business	68
22.18	Authorisations	68
22.19	Moratorium on External Indebtedness	69
22.20	Abandonment of Upstream Asset	69
22.21	Material Project Documents	69
22.22	Environmental Event	69
22.23	Material Adverse Change	69
22.24	Consequences of an Event of Default	69
22.25	Review Event	70
22.26	Consequences of a Review Event	70
23.	CHANGES TO THE LENDERS	71
23.1	Assignments and transfers by the Lenders	71
23.2	Conditions of assignment or transfer	71
23.3	Assignment or transfer fee	72
23.4	Limitation of responsibility of Existing Lenders	72
23.5	Procedure for transfer	72
23.6	Disclosure of information	73
23.7	Security over Lenders' rights	74
24.	CHANGES TO THE OBLIGORS	75
24.1	Assignments and transfer by Obligors	75
24.2	Additional Guarantors	75
24.3	Repetition of Representations	75
24.4	Resignation of a Guarantor	75
25.	ROLE OF THE AGENT, MLAB AND THE MANDATED LEAD ARRANGERS	76
25.1	Appointment of the Agent	76
25.2	Duties of the Agent	76
25.3	Role of the MLAB and the Mandated Lead Arrangers	76
25.4	No fiduciary duties	76
25.5	Business with the Group	77
25.6	Rights and discretions of the Agent	77
25.7	Majority Lenders' instructions	77
25.8	Responsibility for documentation	78
25.9	Exclusion of liability	78
25.10	Lenders' indemnity to the Agent	79
25.11	Resignation of the Agent	79
25.12	Confidentiality	80
25.13	Relationship with the Lenders	80
25.14	Credit appraisal by the Lenders	80
25.15	Reference Banks	80
25.16	Agent's Management Time	81
25.17	Deduction from amounts payable to the Agent	81
25.18	"Know your customer" checks on Lenders	81
26.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES	81
27.	SHARING AMONG THE FINANCE PARTIES	81
27.1	Payments to Finance Parties	81
27.2	Redistribution of payments	82
27.3	Reversal of redistribution	82
27.4	Exceptions	83
28.	PAYMENT MECHANICS	84
28.1	Payments to the Agent	84
28.2	Distributions by the Agent	84
28.3	Distributions to an Obligor	84
28.4	Clawback	84

iv

28.5	Partial payments	85
28.6	No set-off by Obligors	85
28.7	Business Days	85
28.8	Currency of account	85
28.9	Change of currency	86
29.	SET-OFF	86
30.	NOTICES	86
30.1	Communications in writing	86
30.2	Addresses	86
30.3	Delivery	87
30.4	Electronic communication	88
30.5	Electronic transmission of notice by or to the Agent	88
30.6	Notification of address, fax number and email address	89
30.7	Reliance	89
30.8	English language	89
31.	CALCULATIONS AND CERTIFICATES	90
31.1	Accounts	90
31.2	Certificates and Determinations	90
31.3	Day count convention	90
32.	PARTIAL INVALIDITY	90
33.	REMEDIES AND WAIVERS	90
34.	AMENDMENTS AND WAIVERS	90
34.1	Required consents	90
34.2	Exceptions	90
34.3	Non-Consenting Lender	92
35.	COUNTERPARTS	93
36.	INDEMNITIES AND REIMBURSEMENT	93
37.	ACKNOWLEDGEMENT	93
38.	ANTI MONEY LAUNDERING	93
39.	GOVERNING LAW	95
40.	ENFORCEMENT	95
40.1	Jurisdiction	95
40.2	Service of process	95

SCHEDULE 1		96
The original parties		96
SCHEDULE 2		101
Conditions precedent		101
SCHEDULE 3		106
Part I Utilisation Requests		106
PART II Selection Notice		107
SCHEDULE 4		108
Form of transfer certificate		108
SCHEDULE 5		111
Form of accession letter		111
SCHEDULE 6		112
Form of resignation letter		112
SCHEDULE 7		113
Form of compliance certificate		113
SCHEDULE 8		115
Existing security		115
SCHEDULE 9		116
Timetables		116

v

THIS AGREEMENT is made on 11 November 2013 as amended and restated on 17 June 2014 and as amended and restated on the Effective Date:

BETWEEN:

(1)	INTEROIL CORPORATION, a company incorporated under the laws of the Yukon Territory with registered number 532478 (the "Company");

(2)	S.P.I. EXPLORATION AND PRODUCTION CORP., a company incorporated under the laws of the Bahamas with registered number 81,134B (the "Borrower");

(3)	THE SUBSIDIARIES of the Company listed in Part I of Schedule 1 as original guarantors (together with the Company, the "Original Guarantors");

(4)	CREDIT SUISSE AG, SYDNEY BRANCH (the "Mandated Lead Arranger and Bookrunner" or "MLAB");

(5)	THE ENTITIES listed in Part II of Schedule 1 as lenders (the "Original Lenders" and "Mandated Lead Arrangers");

(6)	CREDIT SUISSE AG, SYDNEY BRANCH (the "Agent"); and

(7)	CREDIT SUISSE AG, SYDNEY BRANCH (the "Security Trustee").

THE PARTIES AGREE AS FOLLOWS:

SECTION 1

INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

"Accession Letter" means a document substantially in the form set out in Schedule 5 (Form of Accession Letter).

"Additional Guarantor" means a company which becomes an Additional Guarantor in accordance with Clause 24 (Changes to the Obligors).

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding

Company of that person or any other Subsidiary of that Holding Company.

"Agent's Spot Rate of Exchange" means the Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the Sydney foreign exchange market at or about 11:00 a.m. on a particular day.

"Agreed Capex and Opex Plan" means the capital expenditure and operational expenditure budget agreed between the MLAB and the Company and delivered to the Agent in accordance with the requirements of the Finance Documents.

"Agreement of Assignment and Transfer" means the agreement of assignment and transfer among Oil Search (PNG) Limited, SPI (208) Limited, High Arctic Energy Services PNG Limited and High Arctic Energy Services (Singapore) Pte Ltd dated 11 December

2013.

1

"Alternative Funding" means any equity, hybrid equity, equity-linked, senior debt, subordinated debt, convertible debt, capital market or loan market securities raised by any member of the Group in any market.

"AML/CTF Laws" means the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and any other anti-money laundering or counter-terrorism financing laws or regulations including, without limitation, any laws or regulations imposing "know your customer" or other identification checks or procedures, that apply to any Finance Party, in any jurisdiction in connection with the Finance Documents.

"Amending Deed" means the amending deed entered into between, among others, the Company, the Borrower, the Original Guarantors and the Agent which amends the Existing Facility Agreement on the terms set out in the Amending Deed.

"Authorisation" means:

(a)	an authorisation, consent, approval, resolution, licence, exemption, filing, lodgement or registration required by any Governmental Agency or any law; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

"Authorised Officer" means:

(a)	in respect of an Obligor, any director, or any person from time to time nominated as an Authorised Officer by that Obligor by a notice to the Agent accompanied by certified copies of signatures of all new persons so appointed (and in respect of which the Agent has not received notice of revocation of the appointment); and

(b)	in respect of a Finance Party, any person whose title or acting title includes the word Manager, Head, Executive, Director or President or cognate expressions, or any secretary or director.

"Availability Period" means the period from and including the Effective Date to and including the date falling one Month prior to the Termination Date.

"Available Commitment" means, in relation to the Facility, a Lender's Commitment under that Facility minus:

(a)	the Base Currency Amount of its participation in any outstanding Loans under that Facility; and

(b)	in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made under that Facility on or before the proposed Utilisation Date.

"Available Facility" means, in relation to the Facility, the aggregate for the time being of each Lender's Available Commitment.

"Base Currency" means United States Dollars.

"Base Currency Amount" means, in relation to a Loan, the amount specified in the Utilisation Request delivered by the Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request) adjusted to reflect any repayment (other than a repayment arising from a change of currency), prepayment, consolidation or division of the Loan.

2

"Base Rate" means LIBOR.

"Break Costs" means the amount (if any) by which:

(a)	the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period, exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market or acquiring a bill of exchange accepted by a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

It is an amount payable in lieu of interest which would otherwise have been paid.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Sydney, Melbourne, Singapore, Hong Kong and London.

"Capital Expenditure" means any expenditure or obligation in respect of expenditure which, in accordance with GAAP, is treated as capital expenditure (and including the capital element of any expenditure or obligation incurred in connection with a finance lease).

"Certification Payment" means:

(a)	the Interim Resource Payment payable by Total Holdings International B.V. to SPI (208) Limited in accordance with the requirements of the Sale and Purchase Agreement;

(b)	any amounts payable by or to any party in relation to any Wildcard Certification under the Sale and Purchase Agreement; and/or (as applicable)

(c)	any amounts payable by or to any party in relation to any Final Resource Certification under the Sale and Purchase Agreement; and / or (as applicable)

(d)	any other amounts payable by or to any party under or in relation to any certification process carried out by an Expert appointed under the Sale and Purchase Agreement.

"Certification Process" means the process referred to in the Sale and Purchase Agreement by which:

(a)	the Interim Resource Certification is obtained and delivered in accordance with the requirements of the Sale and Purchase Agreement;

(b)	(if applicable), the Wildcard Certification is obtained and delivered in accordance with the requirements of the Sale and Purchase Agreement; and/or (as applicable)

(c)	(if applicable), the Final Resource Certification is obtained and delivered in accordance with the requirements of the Sale and Purchase Agreement; and/or (as applicable)

3

(d)	an Expert is appointed to conduct any other certification process under and pursuant to the Sale and Purchase Agreement.

"Change of Control" means the Borrower ceasing to be a wholly owned Subsidiary of the Company or any person or group of persons acting in concert gaining direct or indirect control of the Company. For this purpose:

(a)	"acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain or consolidate control of the Company; and

(b)	"control" means:

(i)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(A)	cast, or control the casting of, 30 per cent. or more of the maximum number of votes that might be cast at a general meeting of the Company; or

(B)	appoint or remove all, or the majority, of the directors or other equivalent officers of the Company; or

(C)	give directions with respect to the operating and financial policies of the Company with which the directors or other equivalent officers of the Company are obliged to comply; or

(ii)	the holding beneficially of 30 per cent. or more of the issued share capital of the Company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

"Code" means the US Internal Revenue Code of 1986.

"Code of Banking Practice" means the Australian Bankers' Association Code of Banking Practice (February 2014 version) as amended by any subsequent amendment that is adopted by the Lender.

"Commitment" means:

(a)	in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate) or any other form satisfactory to the Agent.

"Convertible Notes" means the US$69,998,000 2.75% convertible unsecured senior notes due 2015 issued by the Company on 10 November 2010.

"Core Business" means the business of upstream oil and gas exploration, development and production in Papua New Guinea.

4

"Corporate Group" means InterOil Australia Pty Ltd, Direct Employment Services Corporation, InterOil Singapore Pte. Ltd., InterOil Finance Inc., InterOil Shipping Pte. Ltd., InterOil Corporate PNG Ltd and their respective Subsidiaries.

"Debt Service" means all interest, fees, costs and expenses and all other amounts payable under this Agreement.

"Debt Service Reserve Account" means the account established and maintained in accordance with Clause 21.25 (Debt Service Reserve Account).

"Default" means an Event of Default, Review Event or any event or circumstance specified in Clause 22 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default or Review Event.

"Disposal" means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).

"Dormant Subsidiary" means a member of the Group which does not trade (for itself or as agent for any person) and does not own, legally or beneficially, assets (including, without limitation, indebtedness owed by or to it) which in aggregate have a value of US$50,000 or more or its equivalent in other currencies.

"Downstream Disposal" means the Disposal by SPI Distribution Limited of all of the issued shares in InterOil Products Limited in June 2014.

"Downstream Group" means SPI Distribution Limited.

"Effective Date" has the meaning given to such term in the Amending Deed.

"Environment" means living organisms including the ecological systems of which they form part and the following media:

(a)	air (including air within natural or man-made structures, whether above or below ground);

(b)	water (including territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(c)	land (including land under water).

"Environmental Claim" means any litigation, arbitration or administrative proceedings of or before any court, arbitral body or regulatory authority relating to Environmental Law or the environmental, health or safety related obligations of any agreement, laws and regulations of any jurisdiction.

"Environmental Law" means all laws and regulations of any relevant jurisdiction concerning or applicable with regard to:

(a)	the pollution or protection of, or compensation of damage or harm to, the Environment;

(b)	occupational or public health and safety; or

(c)	emissions, discharges or releases into, or the presence in, the Environment or of the use, treatment, storage, disposal, transportation or handling of Hazardous Substances (including without limitation taxation or any obligation to purchase credits or allowances or to provide financial security with regard to any such activities).

5

"Environmental Licence" means any Authorisation, notification, assessment, certificate, allowance or credit required at any time under Environmental Law.

"Event of Default" means any event or circumstance specified as such in Clause 22 (Events of Default).

"Excluded Entities" means InterOil Partners Limited and SPI Security Holdings Limited.

"Existing Facility Agreement" means the US$250,000,000 syndicated facility agreement dated 11 November 2013 between, among others, the Company, the Borrower and the Agent as amended and restated on 17 June 2014.

"Expert" has the meaning given to such term in the Sale and Purchase Agreement.

"External Indebtedness" means any Financial Indebtedness which is denominated or payable by its terms, or at the option of the creditor in respect of such Financial Indebtedness, in a currency other than the currency of jurisdiction of an Obligor.

"Facility" means the term loan facility made available under this Agreement as described in Clause 2 (The Facilities).

"Facility Office" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"FATCA" means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"FATCA Application Date" means:

(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the US), 1 January 2017; or

(c)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the Effective Date.

6

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.

"Fee Letter" means any letter or letters between a Finance Party and the Company (or any other Obligor) setting out any fees payable in connection with the Facility.

"Final Resource Certification" has the meaning given to such term in the Sale and Purchase Agreement.

"Finance Document" means:

(a)	this Agreement;

(b)	any Fee Letter;

(c)	any Accession Letter;

(d)	the Security Trust Deed;

(e)	the Security Documents;

(f)	the Amending Deed;

(g)	any Selection Notice;

(h)	a Transfer Certificate;

(i)	the Refinancing Coordination Deed; and

(j)	any other document designated as such by the Agent and the Company.

"Finance Party" means the Agent, the Security Trustee, the MLAB, each Mandated Lead Arranger or a Lender.

"Financial Indebtedness" means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised under any acceptance credit, bill acceptance or bill endorsement facility;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any redeemable shares where the holder has the right, or the right in certain conditions, to require redemption;

(g)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

7

(h)	consideration for the acquisition of assets or services payable more than 90 days after acquisition;

(i)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(j)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(k)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

"Financial Statements" means:

(a)	a statement of financial performance;

(b)	a statement of financial position; and

(c)	a statement of cash flow,

together with any notes to those documents and any accompanying reports, statements, declarations and other documents or information.

"GAAP" means IFRS.

"Governmental Agency" means any government or any governmental, semi- governmental or judicial entity or authority. It also includes any self-regulatory organisation established under statute or any stock exchange.

"Group" means the Company and its Subsidiaries.

"Guarantor" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 24 (Changes to the Obligors).

"Hazardous Substance" means any waste, pollutant, emission, contaminant or other substance (including any liquid, solid, gas, ion, living organism or noise) that may be harmful to human health or other life or the Environment or a nuisance to any person or that may make the use or ownership of any affected land or property more costly.

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

"IFRS" means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant Financial Statements.

"Indirect Tax" means any goods and services tax, consumption tax, value added tax or any tax of a similar nature.

"Indirect Participation Interest Agreements" means:

(a)	the Amended and Restated Indirect Participation Interest Agreement between the Company and the Investors (as defined in that document), dated 25 February 2005, as amended by Amendment 1 to the Amended and Restated Indirect Participation Interest Agreement between the Company and the Investors, dated 15 December 2005, and Amendment 2 to the Amended and Restated Indirect Participation Interest Agreement between the Company and the Investors, dated June 15, 2012;

8

(b)	[Not Used]; and

(c)	the Amended Indirect Participation Interest Agreement between the Company and PNG Drilling Ventures Limited, dated 1 May 2006, as amended by the Amended and Restated Indirect Participation Interest Agreement between the Company and PNG Drilling Ventures Limited, dated November 23, 2012.

"Instruction" means:

(a)	an Interim Resource Instruction; and /or

(b)	a Wildcard Instruction.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

"Interim Resource Certification" has the meaning given to such term in the Sale and Purchase Agreement.

"Interim Resource Instruction" means an instruction letter issued by Total Holdings International B.V. (on behalf of itself and SPI (208) Limited) to an Expert requesting that Expert to undertake a certification study of the contingent gas and condensate resources referred to in that instruction letter in the form of Part I of Schedule 5 of the Sale and Purchase Agreement.

"Interim Resource Payment" has the meaning given to such term in the Sale and Purchase Agreement.

"Interpolated Screen Rate" means, in relation to LIBOR for any Loan, the rate which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time on the Quotation Day for the currency of that Loan.

"Joint Venture" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

"June 2014 Disposal" means each of the following Disposals:

(a)	the Midstream Disposal; and

(b)	the Downstream Disposal.

"Lender" means:

(a)	any Original Lender; and

(b)	any person which has become a Party in accordance with Clause 23 (Changes to the Lenders),

9

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"LIBOR" means, in relation to any Loan:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the Interest Period of that Loan), the Interpolated Screen Rate for that Loan; or

(c)	if:

(i)	no Screen Rate is available for the currency of that Loan; or

(ii)	no Screen Rate is available for the Interest Period of that Loan (and it is not possible to calculate an Interpolated Screen Rate for that Loan),

the Reference Bank Rate,

as of, in the case of paragraphs (a) and (c) above, the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan and, if any such rate is below zero, LIBOR will be deemed to be zero.

"Loan" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

"Majority Lenders" means:

(a)	if there are no Loans then outstanding, a Lender or Lenders whose Commitments aggregate more than 66 2/3% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3% of the Total Commitments immediately prior to the reduction); or

(b)	at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate more than 66 2/3% of all the Loans then outstanding.

"Margin" means 5.00 per cent. per annum.

"Material Adverse Effect" means a material adverse effect on or material adverse change in:

(a)	the business, operation, property, financial condition or prospects of the Obligors taken as a whole;

(b)	the ability of the Obligors (taken as a whole) to perform and comply with their payment or other material obligations under the Finance Documents; or

(c)	the validity or enforceability of the whole or any material part of any Finance Document, or the effectiveness or ranking of any Transaction Security or any material rights or remedies of any Finance Party under the Finance Documents.

"Material Project Document" means the Petroleum Prospecting Licences, the Petroleum Retention Licence, each Upstream Material Agreement and the Sale and Purchase Agreement.

"Midstream Disposal" means the Disposal by South Pacific Refining Limited of all of the issued shares of EP InterOil Limited and SPI Limited.

10

"Midstream Group" means:

(a)	South Pacific Refining Limited; and

(b)	InterOil LNG Holdings Inc and its Subsidiaries (until such time as those entities are wound up in accordance with Clause 21.30 (Winding Up)).

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(b)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Non-Consenting Lender" has the meaning given to such term in Clause 34.3(a) (Non- Consenting Lender) of this Agreement.

"Obligor" means the Borrower or a Guarantor.

"Oil and Gas Reserves Report" has the meaning given to such term in Clause 19.4(l) of this Agreement.

"Original Financial Statements" means:

(a)	in relation to the Company, the annual audited consolidated Financial Statements of the Group for the financial years ended 31 December 2013 and 31 December 2012;

(b)	in relation to the Company, the consolidated unaudited management Financial Statements of the Group (which have been reviewed by the auditors of the Group) for the financial quarter and half-year ended 31 December 2013;

(c)	in relation to the Company, the consolidated management Financial Statements of the Group for the financial half-year ended 30 June 2014 and full years ended 31 December 2013 and 31 December 2012;

(d)	in relation to the Borrower, the consolidated management Financial Statements of the Borrower and its Subsidiaries for the financial quarter and financial half-year ended 31 December 2013;

(e)	in relation to SPI (208) Limited, the annual audited consolidated Financial Statements of SPI (208) Limited and its Subsidiaries for the financial year ended 31 December 2013;

(f)	in relation to SPI (210) Limited, the annual audited consolidated Financial Statements of SPI (210) Limited and its Subsidiaries for the financial year ended 31 December 2013; and

(g)	in relation to SPI (220) Limited, the annual audited consolidated Financial Statements of SPI (220) Limited and its Subsidiaries for the financial year ended 31 December 2013.

"Original Obligor" means the Borrower or an Original Guarantor.

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"Parent Guarantee" means each of the following:

(a)	unsecured parent guarantee(s) to support the obligations of an Obligor arising pursuant to a Joint Venture under and in accordance with the Project Documents, subject to a maximum aggregate limit of US$15,000,000 (or its equivalent in other currencies);

(b)	unsecured parent guarantee to support the obligations of SPI (208) Limited under and in accordance with the terms of the Agreement of Assignment and Transfer, subject to a maximum aggregate limit of US$17,500,000 ; and

(c)	the PRE Parent Guarantee.

"Party" means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

"Perfection Requirements" means any and all registrations, filings, notices and other actions and steps required to be made in any jurisdiction in order to perfect security created by the Transaction Security or in order to achieve the relevant priority for such Security.

"Permitted Acquisition" means:

(a)	an acquisition of assets (including licences relating to the exploration of additional petroleum acreage in Papua New Guinea) or an acquisition of all of the issued share capital of a limited liability entity established in Papua New Guinea, but only if:

(i)	no Default is subsisting on the acquisition contract date for the acquisition or would occur as a result of the acquisition;

(ii)	the entity, business or asset to be acquired is located in Papua New Guinea and the acquisition of that entity, business or asset is compatible and consistent with the Core Business;

(iii)	the Borrower provides to the Agent:

(A)	a summary of the board pack or dossier of documents provided to the board of directors of the applicable Group member in relation to such board's assessment and /or approval of the proposed acquisition;

(B)	a board approved updated Agreed Capex and Opex Plan evidencing continued compliance with the requirements of the Agreed Capex and Opex Plan following the proposed acquisition and otherwise in form and substance satisfactory to the Agent;

(C)	a copy of the sale and purchase agreement in respect of the entity, business or asset to be acquired;

(D)	accounting, tax and legal diligence reports from reputable firms and capable of reliance by the Lenders with such diligence to confirm assumptions in the updated Agreed Capex and Opex Plan that the requirements with respect to Permitted Acquisitions are met and that the target entity, business or asset to be acquired has no material contingent liabilities and that no such material contingent liabilities will arise from the acquisition that, in each case, have not been taken into account in calculating the purchase price; and

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(iv)	the aggregate purchase consideration paid for all acquisitions under this paragraph (a) does not exceed USD50,000,000 (or its equivalent in other currencies) at any time; or

(b)	any other proposed acquisition where the Company obtains the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

"Permitted Disposal" means:

(a)	the farm-out of an interest in the Petroleum Prospecting Licences or Petroleum Retention Licence number 39 provided that each of the conditions below is satisfied:

(i)	any such farm-out will not cause the Upstream Group's interest in any Petroleum Prospecting Licence or Petroleum Retention Licence 39 to fall below 30.1 per cent;

(ii)	the farm-out involves the third party farm-out counterparty providing additional cash funding for any subsequent drilling operations in relation to the relevant licence, and any additional commitments assumed by the Upstream Group in respect of such cash funding are to be limited to US$25,000,000 (or its equivalent in other currencies) during the life of the Facility;

(iii)	the farm-out is to a reputable and experienced oil and gas industry partner; and

(iv)	the net proceeds received from any farm-out pursuant to a Permitted Disposal are applied in accordance with the terms of the applicable Petroleum Licence and any applicable joint venture documentation (however if neither the Petroleum Licences nor the joint venture documentation controls the application of such proceeds, the Borrower shall be permitted to apply such proceeds to repay amounts outstanding under the Facility);

(b)	any Disposal incidental to or necessary to give effect to paragraph (a) above where consented to by the Majority Lenders (such consent not to be unreasonably withheld or delayed);

(c)	the sale of the Company's drilling Rig #3;

(d)	any other Disposal to which the Majority Lenders have given their prior written consent.

"Petroleum Licences" means the Petroleum Prospecting Licences, the Petroleum Retention Licence and any other licences (or derivatives thereof) granted to or acquired by a member of the Group in connection with the exploration, development and/or commercialisation of any oil or gas field.

"Petroleum Prospecting Licences" means the Petroleum Prospecting Licence number 474, Petroleum Prospecting Licence number 475, Petroleum Prospecting Licence number 476 and Petroleum Prospecting Licence number 477 or in each case, any derivative licence thereof granted under the Oil and Gas Act 1998 of Papua New Guinea.

"Petroleum Retention Licence" means the Petroleum Retention Licence number 15 and Petroleum Retention Licence number 39 or any derivative licence thereof granted under the Oil and Gas Act 1998 of Papua New Guinea.

"PPSA" means Personal Property Securities Act 2009 (Cth).

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"PRE Parent Guarantee" means the unsecured parent guarantee(s) given (or to be given) by the Company to support the obligations of SPI (220) Limited pursuant to the terms of the Farm-in Agreement dated July 27 2012 among SPI (220) Limited, the Company and Pacific Rubiales Energy Corp., in an aggregate maximum amount of up to US$96,500,000 (or its equivalent in other currencies).

"Project Documents" means the Material Project Documents, any contract or other arrangement for the provision of drilling or other services and all other documents and agreements to which a member of the Group is party in connection with the Upstream Assets.

"Quasi Security" means an arrangement or transaction described in paragraph (b) of Clause 21.3 (Negative pledge).

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period, unless market practice differs in the Relevant Interbank Market, in which case the Quotation Day will be determined by the Agent in accordance with market practice in the Relevant Interbank Market.

"Reference Bank Rate" means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks in relation to LIBOR, as the rate at which the relevant Reference Bank could borrow funds in the London interbank market in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.

"Reference Banks" means the principal London offices of Credit Suisse, BNP Paribas and HSBC Bank plc or such other banks as may be appointed by the Agent in consultation with the Company.

"Refinancing Coordination Deed" means the document entitled Refinancing and Co- ordination Deed dated 17 June 2014 between, among others, the Borrower, the Agent and the Security Trustee.

"Relevant Assets" means the Group's interest in the Petroleum Retention Licence including the Elk and Antelope fields covered by such licence.

"Relevant Interbank Market" means the London interbank market.

"Relevant Jurisdiction" means in relation to an Obligor:

(a)	its jurisdiction of incorporation;

(b)	any jurisdiction where any asset subject to or intended to be subject to Transaction Security to be created by it is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

"Repeating Representations" means each of the representations set out in Clauses 18.1 (Status) to 18.8 (No Default), 18.10 (Financial Statements) to 18.13 (Title) 18.16 (No adverse consequences), 18.17 (Authorised Signatories), 18.19 (Security, Financial Indebtedness and conduct of business) and 18.20 (Petroleum Licences).

"Replacement Lender" has the meaning given to such term in Clause 34.3(a) (Non- Consenting Lender) of this Agreement.

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"Resignation Letter" means a letter substantially in the form set out in Schedule 6 (Form of Resignation Letter).

"Review Event" means any event or circumstance specified as such in Clause 22.25 (Review Event).

"Ring-fenced Group" means the Midstream Group and the Downstream Group.

"Sale and Purchase Agreement" means the sale and purchase agreement between SPI (208) Limited as seller and Total Holdings International B.V. as buyer in relation to the sale of the shares of SPI (200) Limited.

"Sanctions" means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), the U.S. Department of State, the United Nations Security Council, and/or the European Union, or other relevant sanctions authority.

"Screen Rate" means the London interbank offered rate administered by the ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for US$ and for the relevant period displayed on the appropriate page of the Reuters screen, or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters.

If the agreed page is replaced, the service ceases to be available, or the basis on which that rate is calculated or displayed is changed and the Majority Lenders instruct the Agent (after consultation by the Agent with the Company) that in their opinion it ceases to reflect the Lenders' cost of funding to the same extent as at the Effective Date, the Agent on the instructions of the Majority Lenders may specify another page or service displaying the appropriate rate after consultation by the Agent with the Company.

"Secured Property" means all of the assets of the Security Providers which from time to time are, or are expressed to be, the subject of the Transaction Security.

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement, notice or arrangement having a similar effect including any "security interest" as defined in sections 12(1) or (2) of the PPSA.

"Security Documents" means:

(a)	each of the documents listed in Part II of Schedule 2 of this Agreement; and

(b)	each other document which grants or purports to grant Transaction Security.

"Security Provider" means the Obligors and any other person who has granted (or who grants) Transaction Security.

"Security Trust Deed" means the security trust deed dated 8 November 2013 between, among others, the Company, each party listed in Schedule 1 of that document as an Original Security Provider and the Security Trustee.

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"Selection Notice" means a notice substantially in the form set out in Part II of Schedule 3 given in accordance with Clause 9 (Interest Periods).

"Shareholder Equity" means, at any time, the amount shown in the most recent Financial Statements delivered under this Agreement, as total shareholder equity in the Group less:

(a)	all assets and items which according to GAAP are regarded as intangible assets; and

(b)	any amount shown for redeemable preference shares.

"Singapore Account Charge" means the account charge granted by the Company in favour of the Security Trustee and dated 5 September 2014.

"Specified Time" means a time determined in accordance with Schedule 9 (Timetables).

"Subsidiary" means any of:

(a)	a subsidiary within the meaning of the Corporations Act 2001 (Cth) but as if body corporate includes any entity;

(b)	an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting capital or similar right of ownership and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise; and

(c)	an entity treated as a subsidiary in the financial statements of any person pursuant to GAAP.

"Super Majority Lenders" means a Lender or Lenders whose Commitments aggregate more than 90 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 90 per cent. of the Total Commitments immediately prior to that reduction.)

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document other than a FATCA Deduction.

"Termination Date" means 31 December 2016.

"Total Commitments" means the aggregate of the Commitments, being US$300,000,000 at the Effective Date.

"Total Net Debt" means, at any time, the aggregate outstanding principal or capital amount of all Financial Indebtedness of the Group (without double counting) calculated on a consolidated basis less cash legally and beneficially owned by a member of the Group which can freely be applied to discharge obligations of the Group in relation to such Financial Indebtedness without breaching any law or exchange control and without incurring any Tax or other costs.

"Total Net Worth" means, at any time, the aggregate amount of:

(a)	the issued and paid up share capital of the Company;

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(b)	plus the total amount standing to the credit of the capital and revenue reserves of the Group (including any share premium account and capital redemption reserve);

(c)	plus any balance standing to the credit, or minus any amount standing to the debit, of the consolidated profit and loss account of the Group,

but after (to the extent not already taken into account):

(i)	deducting any amounts which according to GAAP are regarded as intangible assets;

(ii)	excluding minority interests in all Subsidiaries of the Company;

(iii)	deducting an amount equal to any distribution by any member of the Group to persons outside the Group out of the profits earned before the date of the relevant balance sheet and which has been declared, recommended or made since that date except in so far as provided for in that balance sheet;

(iv)	deducting any capital accounts or reserves derived from any writing up of the book value of any assets of any member of the Group above historic cost less accumulated depreciation at any time after the Effective Date;

(v)	deducting any provision in relation to future or deferred tax; and

(vi)	making such adjustments as appropriate in respect of any variation in the issued and paid up share capital, the share premium account and the capital redemption reserve of the Company since the date of its most recent consolidated balance sheet delivered under this Agreement, provided that no amount shall be included or excluded more than once.

"Transaction Document" means a Finance Document and/or a Project Document.

"Transaction Security" means the Security created or expressed to be created in favour of the Security Trustee in respect of the Finance Documents.

"Transfer Certificate" means a certificate substantially in the form set out in either Part I or Part II of Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Agent and the Company.

"Transfer Date" means, in relation to a transfer the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate; and

(b)	the date on which the Agent executes the relevant Transfer Certificate.

"Treasury Transactions" means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

"United States Dollar", "USD" or "US$" means the lawful currency of the United States of America.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"Upstream Asset" means each oil or gas field in which a member of the Upstream Group has an interest.

"Upstream Group" means the Borrower and its Subsidiaries.

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"Upstream Material Agreement" means:

(a)	the Elk/Antelope Joint Venture Operating Agreement relating to PRL 15 dated on or about 26 September 2012;

(b)	the PacLNG Accession Deeds PRL15 Joint Venture Operating Agreement dated on or about 12 February 2013;

(c)	the Minister Approval s100 PRL15 Joint Venture Operating Agreement dated on or about 19 March 2013;

(d)	the Triceratops Joint Venture Operating Agreement dated on or about 28 November 2012;

(e)	the Section 100 Minister Approval PPL237 Triceratops Joint Venture Operating Agreement dated on or about 24 January 2013;

(f)	the 2.5 percent Elk Option Agreement with Clarion dated 23 May 2007;

(g)	the 2.5 percent Elk Antelope SPA with PacLNG dated 27 August 2009;

(h)	the Ministerial Approval PRL15 PacLNG dated 15 December 2011;

(i)	the Amendment Agreement to the PacLNG SPA referred to in paragraph (g) dated 11 January 2011;

(j)	the Pacific Rubiales Farm-in Agreement dated on or about 27 July 2012;

(k)	each Indirect Participation Interest Agreement; and

(l)	such other joint venture operating agreement or material document relating to the Petroleum Prospecting Licences or Petroleum Retention Licence as the Agent may from time to time designate.

"US" means the United States of America.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which the relevant Loan is to be made.

"Utilisation Request" means a notice substantially in the form set out in Part I of Schedule 3 (Utilisation Requests).

"Wildcard Certification" has the meaning given to such term in the Sale and Purchase Agreement.

"Wildcard Instruction" means the instruction letter issued by Total Holdings International B.V. (on behalf of itself and SPI (208) Limited) to an Expert requesting that Expert to undertake a recertification study of the contingent gas and condensate resources referred to in that instruction letter in the form of Part 2 of Schedule 5 of the Sale and Purchase Agreement.

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1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	the "Agent", the "Mandated Lead Arranger and Bookrunner", the "Mandated Lead Arranger", any "Finance Party", any "Lender", any "Obligor", any "Party", the "Security Trustee" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents and, in the case of the Security Trustee, any person for the time being appointed as Security Trustee or Security Trustees in accordance with the Finance Documents;

(ii)	a document in "agreed form" is a document which is previously agreed in writing by or on behalf of the Company and the Agent or, if not so agreed, is in the form specified by the Agent;

(iii)	"assets" includes present and future properties, revenues and rights of every description;

(iv)	a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(v)	a "group of Lenders" includes all the Lenders;

(vi)	"guarantee" means (other than in Clause 17 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vii)	"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)	a "person" or "entity" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership or other entity (whether or not having separate legal personality) or two or more of the foregoing and any reference to a particular person or entity (as so defined) includes a reference to that person's or entity's executors, administrators, successors, substitutes (including by novation) and assigns;

(ix)	a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(x)	the words "including", "for example" or "such as" when introducing an example do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(xi)	a provision of law is a reference to that provision as amended or re-enacted; and

(xii)	a time of day is a reference to Sydney time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

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(d)	A Default or Review Event is "continuing" if it has not been remedied to the satisfaction of the Agent (acting on the instructions of the Majority Lenders) or waived in writing.

1.3	Security Trustee Provisions

(a)	Clause 4 (Limitation on recourse to Security Trustee) of the Security Trust Deed applies to this Agreement as if set out in full (but as if all references in that Clause to "this document" were references to "this Agreement").

(b)	Without limiting any indemnity given to the Security Trustee at law, the parties to this Agreement acknowledge that, subject to and in accordance with the Security Trust Deed, the Security Trustee is indemnified out of the Secured Property against any liability or loss arising from, and any costs properly incurred in connection with, complying with its obligations, and exercising its rights and discretions, under this Agreement.

(c)	The other parties to this Agreement acknowledge that the Security Trustee may assign its rights and novate (or otherwise transfer) its obligations under this Agreement to any replacement security trustee that is appointed in accordance with the Security Trust Deed. The other parties agree to enter into a novation deed with any such replacement security trustee in a form acceptable to the Security Trustee and such replacement security trustee (and, if the rights or obligations of the replacement security trustee would differ from those of the Security Trustee, on terms acceptable to the other parties).

1.4	Obligors' Agent

(a)	Each Obligor (other than the Company) by its execution of this Agreement or an Accession Letter irrevocably appoints the Company (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Company on its behalf to supply all information concerning itself contemplated by this agreement to the Finance Parties and to give all notices and instructions (including, in the case of the Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

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1.5	Exclusion of certain PPSA provisions

Where there is a security interest (as defined in the PPSA) under this Agreement or any other Finance Document:

(a)	to the extent permitted, sections 142 and 143 of that Act are excluded in full and will not apply to that security interest and the secured party need not comply with sections 95, 118, 121(4), 125, 130, 132(3)(d), and 132(4) of that Act and any other provision of the Act notified to the grantor of the security interest by the secured party after the Effective Date; and

(b)	each Party waives its right to receive from any Finance Party any notice required under section 157 of that Act or the provisions of that Act referred to in section 144 of that Act except section 135.

This does not affect any rights a person has or would have other than by reason of the PPSA and applies despite any other clause in any Finance Document.

1.6	Security Trust Deed and appointment of the Security Trustee

(a)	Each Party agrees that by its execution of, or accession to, this Agreement, it is bound by the terms of the Security Trust Deed as if it were a party to that document in the same capacity as it is party to, or accedes to, this Agreement.

(b)	Where a Resignation Letter is executed in accordance with this Agreement, the resigning Obligor named in it ceases to be bound by the terms of the Security Trust Deed as an Obligor and a Guarantor.

(c)	Each Lender irrevocably appoints the Security Trustee to hold the Security Documents as bare trustee under the Security Trust Deed. The Security Trustee accepts this appointment.

1.7	Ratification

Each Obligor which is a shareholder in any other Obligor or a beneficiary of a trust of which any other Obligor is a trustee, ratifies and confirms the entry by that other Obligor into, and the performance by that other Obligor of all its obligations under, each Finance Document to which the other Obligor is a party.

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SECTION 2

THE FACILITIES

2.	THE FACILITIES

2.1	The Facilities

Subject to the terms of this Agreement, the Lenders make available to the Borrower a US$ term loan facility in an aggregate amount equal to the Total Commitments.

2.2	Finance Parties' rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3.	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards:

(a)	capital expenditure in respect of upstream exploration and development in Papua New Guinea by or on behalf of a member of the Upstream Group, other than the Excluded Entities;

(b)	general corporate and working capital purposes of the Group (excluding the Ring- fenced Group) arising out of its operations in Papua New Guinea including, to avoid doubt, repayment (whether in part or whole) of the Convertible Notes; and

(c)	payment of costs and fees associated with the establishment and documentation of the Facility.

The Obligors acknowledge and agree that the Facility is made available to the Borrower to on-lend to certain of the Obligors for the direct benefit of the business of the Upstream Group in Papua New Guinea.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

The Borrower may not deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in Schedule 2 (Conditions precedent) of the Amending Deed in form and substance satisfactory to the Agent. The Agent shall notify the Company and the Lenders promptly upon being so satisfied.

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4.2	Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if:

(a)	on the date of the Utilisation Request and on the proposed Utilisation Date, no Default is continuing or would result from the proposed Loan; and

(b)	on the date of the Utilisation Request and on the proposed Utilisation Date, the Repeating Representations to be made by each Obligor are in all material respects correct and not misleading.

4.3	Maximum number of Loans

The Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation 20 or more Loans would be outstanding.

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SECTION 3

UTILISATION

5.	UTILISATION

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Agent of a Utilisation Request not later than the Specified Time duly completed and signed by an Authorised Officer of the Borrower.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 9 (Interest Periods).

(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be the Base Currency.

(b)	The amount of the proposed Loan must be a minimum of US$2,500,000 and in any event such that the Base Currency Amount is less than or equal to the Available Facility.

5.4	Lenders' participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)	The Agent shall notify each Lender of the amount and currency of each Loan and of its participation in the Loan by the Specified Time.

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SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

6.	REPAYMENT

(a)	The Borrower shall repay the Facility in full on the Termination Date.

(b)	The Borrower may not reborrow any part of the Facility which is repaid or prepaid (unless it is expressly permitted to do so in accordance with the terms of Clause 7.6(c) of this Agreement).

7.	PREPAYMENT AND CANCELLATION

7.1	Illegality

If it becomes unlawful (or impossible as a result of a change in law or regulation) in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Company, the Commitment of that Lender will be immediately cancelled; and

(c)	the Borrower shall repay that Lender's participation in each Loan made to the Borrower on:

(i)	the later of the last day of the current Interest Period for the Loan and the thirtieth day after the Agent has notified the Company; or

(ii)	if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

7.2	Change of control

Upon the occurrence of:

(a)	a Change of Control; or

(b)	the sale of all or substantially all of the assets or business of the Company, the Upstream Group or the Corporate Group in each case whether in a single transaction or a series of related transactions, the Facility will be cancelled and all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents, shall become immediately due and payable. The Company shall notify the Agent of the occurrence of such event promptly upon becoming aware of its occurrence or that any proposal for such event has become definitive or a definitive contract for the same has been executed.

7.3	Voluntary cancellation

The Company may, if it gives the Agent not less than three Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$5,000,000) of the Available Facility. Any cancellation under this Clause 7.3 shall reduce the Commitments of the Lenders rateably.

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7.4	Voluntary prepayment

The Borrower to which a Loan has been made may, if it gives the Agent not less than three Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of US$5,000,000).

7.5	Right of repayment and cancellation in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 12.2 (Tax gross-up);

(ii)	any Lender claims indemnification from the Company under Clause 12.3 (Tax indemnity) or Clause 13.1 (Increased costs); or

(iii)	at any time on or after the date which is three months before the earliest FATCA Application Date for any payment by a Party to a Lender (or to the Agent for the account of that Lender), that Lender is not, or has ceased to be, a FATCA Exempt Party and, as a consequence, a Party will be required to make a FATCA Deduction from a payment to that Lender (or to the Agent for the account of that Lender) on or after that FATCA Application Date, the Company may, whilst the circumstance giving rise to the requirement or indemnification or FATCA Deduction continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans.

(b)	On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above (or, if earlier, the date specified by the Company in that notice), the Borrower shall repay that Lender's participation in that Loan.

7.6	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c)	The Borrower may not reborrow any part of the Facility which is prepaid, other than as follows:

(i)	in circumstances where all of the following conditions are satisfied:

(A)	the aggregate amount proposed to be reborrowed by the Borrower pursuant to this Clause 7.6(c)(i) has been previously repaid by it in accordance with the requirements of paragraph (a)(iv) of the definition of "Permitted Disposal" and the Company has delivered written certification of the same to the Agent;

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(B)	the aggregate amount to be reborrowed by the Borrower under the Facility pursuant to this Clause 7.6(c)(i) does not exceed the amount repaid by the Borrower pursuant to paragraph (a)(iv) of the definition of "Permitted Disposal"; and

(C)	all of the other requirements of this Agreement with respect to a Utilisation are otherwise satisfied by the Borrower; or

(ii)	in the circumstances where such reborrowing is expressly permitted by Clause 7.7 (Mandatory Prepayment – Disposals); or

(iii)	in the circumstances where such reborrowing is expressly permitted by Clause 7.9 (Mandatory Prepayment – Certification Proceeds).

The Borrower shall not be permitted to re-borrow any part of the Facility which is prepaid other than in accordance with this clause 7.6(c).

(d)	Subject to the terms of this Agreement, the Commitments will reduce by the amount repaid.

(e)	The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(f)	No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(g)	If the Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Company or the affected Lender or Lenders, as appropriate.

7.7	Mandatory Prepayment – Disposals

(a)	The Company shall ensure that the proceeds of any Disposal of any member of the Group (other than the proceeds of any Disposal made pursuant to sub-clause (a) of the definition of "Permitted Disposal", of which the Company shall procure that such total proceeds are applied in accordance with the terms of sub-clause (a) of the definition of "Permitted Disposal") net of reasonable costs and expenses incurred by the relevant member with respect to that Disposal ("Disposal Proceeds"), are promptly (and in any event within three Business Days' of receipt) applied in prepayment of the Loans.

(b)	Notwithstanding Clause 7.7(a) and subject to Clause 7.7(d), if the Facility has not been (and is not reasonably expected to be) utilised by the Borrower as at the date the relevant Disposal Proceeds are received by an Obligor, the Company shall be permitted to apply part of those Disposal Proceeds:

(i)	to pay or repay amounts outstanding under the Convertible Notes, but only in circumstances where no Default is continuing (or would occur as a result of the proposed payment or repayment of such financial indebtedness outstanding under the Convertible Notes); or

(ii)	for any other purpose expressly permitted by the terms of this Agreement, provided that application is in accordance with the terms of the Agreed Capex and Opex Plan and further provided no Default is continuing (or would occur as a result of that proposed application of those Disposal Proceeds).

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The Company shall certify in writing to the Agent the amount of Disposal Proceeds it elects to apply in accordance with this provision and provide such further details as the Agent may request at that time. For the avoidance of doubt, if the Facility has been utilised (or is reasonably expected to be utilised) by the Borrower as at the date any Disposal Proceeds are received no part of those Disposal Proceeds may be utilised to pay or repay amounts outstanding under the Convertible Notes or for any other purpose under this Clause 7.7(b).

(c)	Subject to the terms of this Agreement, the Borrower may re-borrow any part of the Facility which is mandatorily prepaid in accordance with Clause 7.7(a) in circumstances where each of the following conditions are satisfied:

(i)	the aggregate amount proposed to be re-borrowed by the Borrower pursuant to this Clause 7.7(c) has been previously repaid by it in accordance with the requirements of Clause 7.7(a) and the Company has delivered written certification of the same to the Agent;

(ii)	the aggregate amount to be re-borrowed by the Borrower under the Facility pursuant to this Clause 7.7(c) does not exceed the amount repaid by the Borrower pursuant to Clause 7.7(a);

(iii)	the amounts proposed to be re-borrowed are not Excluded Disposal Proceeds, and all of the other requirements of this Agreement with respect to a Utilisation are otherwise satisfied by the Borrower; and

(iv)	the Company has provided written certification to the Agent that it is in compliance with Clause 7.7(d) of this Agreement.

(d)	The Obligors shall not:

(i)	be permitted to re-borrow any amounts which are mandatorily prepaid pursuant to Clause 7.7(a); nor

(ii)	be permitted to apply any amounts in accordance with Clause 7.7(b),

if such amounts comprise or are in any way related to:

(A)	all of the proceeds which the Obligors are required to apply (or procure are applied) in discharge and permanent cancellation of the Facility pursuant to the requirements of Clause 21.4(b)(iv) (Disposals); or

(B)	(for the avoidance of doubt), any other proceeds from any Disposal which is not permitted by the terms of the Finance Documents,

(all of the proceeds referred to in Clause 7.7(d)(ii)(A) and (B) above being the "Excluded Disposal Proceeds"). All of the Excluded Disposal Proceeds shall be applied by the Obligors in discharge and permanent cancellation of the Facility promptly (and in any event within three Business Days' of receipt).

7.8	Mandatory Prepayment – Alternative Funding

The Company shall ensure that the proceeds of any Alternative Funding, net of reasonable costs and expenses incurred by the relevant member of the Group with respect to that Alternative Funding to persons who are not members of the Group, are promptly (and in any event within two Business Days of receipt) applied in prepayment of the Loans (and thereafter in cancellation of any Available Facility).

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7.9	Mandatory Prepayment – Certification Proceeds

(a)	The Company shall ensure that all proceeds comprising the Certification Payment ("Certification Proceeds") which are received by SPI (208) Limited (or any nominee on its behalf) are promptly (and in any event within two Business Days of receipt by SPI (208) Limited (or any nominee on its behalf) applied in prepayment of the Loans.

(b)	The Borrower may reborrow amounts mandatorily prepaid by it pursuant to Clause 7.9(a) in circumstances where each of the following conditions are satisfied:

(i)	the aggregate amount proposed to be reborrowed by the Borrower pursuant to this Clause 7.9(b) has been previously repaid by it in accordance with the requirements of clause 7.9(a) (and the Company has delivered written certification of the same to the Agent);

(ii)	the aggregate amount to be reborrowed by the Borrower under the Facility pursuant to this Clause 7.9(b) does not exceed the amount repaid by the Borrower pursuant to Clause 7.9(a); and

(iii)	all of the other requirements of this Agreement with respect to a Utilisation are otherwise satisfied by the Borrower.

(c)	Notwithstanding the foregoing, if the Facility has not been (and is not reasonably expected to be) utilised by the Borrower as at the date the relevant Certification Proceeds are received by an Obligor, the Company shall be permitted to apply part of those Certification Proceeds:

(i)	to pay or repay amounts outstanding under the Convertible Notes, but only in circumstances where no Default is continuing (or would occur as a result of the proposed payment or repayment of such financial indebtedness outstanding under the Convertible Notes); or

(ii)	for any other purpose expressly permitted by the terms of this Agreement, provided that application is in accordance with the terms of the Agreed Capex and Opex Plan and further provided no Default is continuing (or would occur as a result of that proposed application of those Certification Proceeds).

The Company shall certify in writing to the Agent the amount of Certification Proceeds it elects to apply in accordance with this provision and provide such further details as the Agent may request at that time. For the avoidance of doubt, if the Facility has been utilised (or is reasonably expected to be utilised) by the Borrower as at the date any Certification Proceeds are received no part of those Certification Proceeds may be utilised to pay or repay amounts outstanding under the Convertible Notes or for any other purpose under this Clause 7.9(c).

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SECTION 5

COSTS OF UTILISATION

8.	INTEREST

8.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	the Base Rate.

8.2	Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period.

8.3	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is the sum of 2 per cent. and the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Obligor on demand by the Agent.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be 2 per cent. plus the rate which would have applied if the overdue amount had not become due.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.4	Notification of rates of interest

The Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

9.	INTEREST PERIODS

9.1	Interest Periods

(a)	Subject to the other provisions of this Clause 9, the Borrower may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if it has already been borrowed) in a Selection Notice.
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(b)	Each Selection Notice for a Loan is irrevocable and must be delivered to the Agent by the Borrower not later than the Specified Time. If the Borrower fails to deliver a Selection Notice to the Agent in accordance with this clause the relevant Interest Period will be 3 Months.

(c)	The Borrower may select an Interest Period of 1, 2, 3 or 6 Months or any other period agreed between the Borrower and the Agent (acting on the instructions of all Lenders).

(d)	An Interest Period for a Loan shall not extend beyond the Termination Date.

(e)	Each Interest Period for a Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

9.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or on the preceding Business Day (if there is not).

10.	CHANGES TO THE CALCULATION OF INTEREST

10.1	Absence of quotations

Subject to Clause 10.2 (Market disruption), if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

10.2	Market disruption

(a)	If the Agent determines that a Market Disruption Event occurs in relation to a Loan for any Interest Period, then it shall promptly notify the Company and the Lenders, and the rate of interest on each Affected Lender's participations in that Loan for the Interest Period shall be the rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified to the Agent by that Affected Lender as soon as practicable and in any event no later than the Business Day before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Affected Lender of funding its participation in that Loan from whatever source or sources it may reasonably select.

(b)	Each Lender shall determine the rate notified by it under sub-paragraph (a)(ii) above in good faith. The rate so notified and any notification under paragraph (c) below, will be conclusive and binding on the parties in the absence of manifest error.

(c)	In this Agreement, "Market Disruption Event" means:

(i)	at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine the Base Rate for the relevant currency and period (in which case each Lender participating in the Loan will be an "Affected Lender"); or

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(ii)	before 5pm (London time) on the Business Day after the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in that Loan exceed 35% of the Loan) that as a result of market circumstances not limited to it (whether or not those circumstances, or their effect on the Lender’s cost of funds, subsist on the date it becomes a Lender):

(A)	the cost to it on the Quotation Day of obtaining matching deposits in the Relevant Interbank Market expressed as a rate percent per annum is or would be in excess of LIBOR; or

(B)	it is unable to obtain matching deposits in the Relevant Interbank Market,

(in which case an "Affected Lender" will be a Lender which gives such a notification; or

(iii)	at or about noon on the Quotation Day for the relevant Interest Period, LIBOR is zero (or less than zero) (in which case each Lender participating in the Loan will be an "Affected Lender").

10.3	Alternative basis of interest or funding

(a)	If a Market Disruption Event occurs and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)	Any alternative basis agreed pursuant to paragraph (a) above shall only apply, with the prior consent of all the Lenders and the Company, and then shall be binding on all Parties.

(c)	The Agent shall promptly inform the Company and each Lender of any alternative basis agreed under this Clause 10.3.

10.4	Agent's role and confidentiality

(a)	The Agent shall promptly notify the Company:

(i)	on request any rate, or other information notified or specified by a Lender under this Clause 10; and

(ii)	if there is a Market Disruption Event under Clause 10.2(c) the identity of any Lender or Lenders giving a notification under that Clause.

(b)	Each of the Agent, the Company and the Borrower shall keep confidential and not disclose to any other Lender or any other person except the Company and the Borrower, any information relating to a Lender described in paragraph (a) above. The Agent shall ensure that its officers and employees involved in performing its functions as Agent keep that information confidential and do not disclose it or allow it to be available to any other person or office within the Agent.

However, the Agent, the Borrower, the Company or its officers or employees may disclose such information:

(i)	to the extent required by any applicable law or regulation; or

(ii)	to the extent it reasonably deems necessary in connection with any actual or contemplated proceedings or a claim with respect to this Clause 10.

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(c)	A Lender who gives a notification under Clause 10.2(c) at any time before 5pm (London time) on the Business Day after the relevant Quotation Day may in that notification request the Agent to notify each other Lender that it has received a notification under Clause 10.2(c) (without giving details) and the Agent shall promptly comply with the request.

10.5	Break Costs

(a)	The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Agent or the Borrower, provide a certificate to the Borrower confirming the amount of its Break Costs for any Interest Period in which they accrue.

11.	FEES

11.1	Commitment fee

(a)	The Company shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of 50.0 per cent. of the Margin on that Lender's Available Commitment under the Facility during the Availability Period.

(b)	The accrued commitment fee is payable in arrears on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

11.2	Amendment fee

The Company shall pay to the Agent (for the account of each Lender) an amendment fee in the amount and at the times agreed in a Fee Letter.

11.3	[Not Used]

11.4	Agent’s fee

The Company shall pay to the Agent (for its own account) a fee in the amount and at the times agreed in a Fee Letter.

11.5	Security Trustee's fee

The Company shall pay to the Security Trustee (for its own account) a fee in the amount and at the times agreed in a Fee Letter.

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SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

12.	TAX GROSS-UP AND INDEMNITIES

12.1	Definitions

In this Clause 12:

"FATCA Payment" means either:

(a)	the increase in a payment made by an Obligor to a Finance Party under Clause 12.8 (FATCA Deduction and gross-up by Obligor) or paragraph (b) of Clause 12.9 (FATCA Deduction by a Finance Party); or

(b)	a payment under paragraph (d) of Clause 12.9 (FATCA Deduction by a Finance Party).

"Protected Party" means a Finance Party which is or will be, for or on account of Tax, subject to any liability or required to make any payment in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Payment" means an increased payment made by an Obligor to a Finance Party under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

12.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it under the Finance Documents without any Tax Deduction unless such Tax Deduction is required by law.

(b)	The Company or a Finance Party shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

(c)	If a Tax Deduction is required by law to be made by an Obligor except in relation to a Tax described in Clause 12.3(b)(i) (Tax indemnity), the Obligor shall pay an additional amount together with the payment so that, after making any Tax Deduction, the Finance Party receives an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence satisfactory to that Finance Party, acting reasonably, that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

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12.3	Tax indemnity

(a)	The Company shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document or a transaction or payment under it.

(b)	Paragraph (a) shall not apply with respect to any Tax assessed on a Finance Party:

(i)	if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction; or

(ii)	to the extent the relevant loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 12.2 (Tax gross-up), Clause 12.8 (FATCA Deduction and gross-up by Obligor) or paragraph (b) of Clause 12.9 (FATCA Deduction by a Finance Party); or

(B)	is compensated for by a payment under paragraph (d) of Clause 12.9 (FATCA Deduction by a Finance Party).

(c)	A Protected Party making or intending to make a claim pursuant to paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 12.3, notify the Agent.

12.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines in its absolute discretion that:

(a)	a Tax Credit is attributable to that Tax Payment; and

(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

subject to Clause 26 (Conduct of business by the Finance Parties), the Finance Party shall pay an amount to the Obligor which that Finance Party determines in its absolute discretion will leave it (after that payment) in the same after-Tax position as it would have been in had the circumstances not arisen which caused the Tax Payment to be required to be made by the Obligor.

12.5	Stamp duties and Taxes

The Company shall:

(a)	pay; and

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(b)	within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to,

all stamp duty, registration and other similar Taxes payable in respect of any Finance Document except Transfer Certificates.

12.6	Indirect Tax

(a)	All payments to be made by an Obligor under or in connection with any Finance Document have been calculated without regard to Indirect Tax. If all or part of any such payment is the consideration for a taxable supply or chargeable with Indirect Tax then, when the Obligor makes the payment:

(i)	it must pay to the Finance Party an additional amount equal to that payment (or part) multiplied by the appropriate rate of Indirect Tax; and

(ii)	the Finance Party will promptly provide to the Obligor a tax invoice complying with the relevant law relating to that Indirect Tax.

(b)	Where a Finance Document requires an Obligor to reimburse a Finance Party for any costs or expenses, that Obligor shall also at the same time pay and indemnify that Finance Party against all Indirect Tax incurred by that Finance Party in respect of the costs or expenses save to the extent that that Finance Party is entitled to repayment or credit in respect of the Indirect Tax. The Finance Party will promptly provide to the Obligor a tax invoice complying with the relevant law relating to that Indirect Tax.

12.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA;

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

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(iii)	any duty of confidentiality.

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

12.8	FATCA Deduction and gross-up by Obligor

(a)	If an Obligor is required to make a FATCA Deduction, that Obligor shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA.

(b)	If a FATCA Deduction is required to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required.

(c)	The Company shall promptly upon becoming aware that an Obligor must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify the Agent accordingly. Similarly, a Finance Party shall notify the Agent on becoming so aware in respect of a payment payable to that Finance Party. If the Agent receives such notification from a Finance Party it shall notify the Company and that Obligor.

(d)	Within thirty days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Obligor making that FATCA Deduction or payment shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the FATCA Deduction has been made or (as applicable) any appropriate payment has been paid to the relevant governmental or taxation authority.

12.9	FATCA Deduction by a Finance Party

(a)	Each Finance Party may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and no Finance Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction. A Finance Party which becomes aware that it must make a FATCA Deduction in respect of a payment to another Party (or that there is any change in the rate or the basis of such FATCA Deduction) shall notify that Party and the Agent.

(b)	If the Agent is required to make a FATCA Deduction in respect of a payment to a Finance Party under Clause 28.2 (Distributions by the Agent) which relates to a payment by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after the Agent has made such FATCA Deduction), leaves the Agent with an amount equal to the payment which would have been made by the Agent if no FATCA Deduction had been required.

(c)	The Agent shall promptly upon becoming aware that it must make a FATCA Deduction in respect of a payment to a Finance Party under Clause 28.2 (Distributions by the Agent) which relates to a payment by an Obligor (or that there is any change in the rate or the basis of such a FATCA Deduction) notify the Company, the relevant Obligor and the relevant Finance Party.

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(d)	The Company shall (within three Business Days of demand by the Agent) pay to a Finance Party an amount equal to the loss, liability or cost which that Finance Party determines will be or has been (directly or indirectly) suffered by that Finance Party as a result of another Finance Party making a FATCA Deduction in respect of a payment due to it under a Finance Document. This paragraph shall not apply to the extent a loss, liability or cost is compensated for by an increased payment under paragraph (b) above.

(e)	A Finance Party making, or intending to make, a claim under paragraph (d) above shall promptly notify the Agent of the FATCA Deduction which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(f)	A Finance Party must, on receiving a payment from an Obligor under this Clause, notify the Agent.

12.10	Tax Credit and FATCA

If an Obligor makes a FATCA Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable to an increased payment of which that FATCA Payment forms part, to that FATCA Payment or to a FATCA Deduction in consequence of which that FATCA Payment was required; and

(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the FATCA Payment not been required to be made by the Obligor.

13.	INCREASED COSTS

13.1	Increased costs

(a)	Subject to Clause 13.3 (Exceptions) the Company shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation or application of) any law or regulation;

(ii)	compliance with any law or regulation made after the date of the Amending Deed; or

(iii)	the implementation, application of, or compliance with Basel III or any law or regulation that implements or applies Basel III.

The terms "law" and "regulation" includes, without limitation, any law or regulation with regard to capital adequacy, prudential limits, liquidity, reserve assets or Tax.

(b)	In this Agreement:

(i)	"Increased Costs" means:

(A)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital (including, without limitation, as a result of any reduction in the rate of return on capital as more capital is required to be allocated);

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(B)	an additional or increased cost; or

(C)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

(ii)	"Basel III" means:

(A)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated from time to time;

(B)	the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated from time to time; and

(C)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III".

13.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

13.3	Exceptions

Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a)	attributable to a Tax Deduction required by law to be made by an Obligor;

(b)	attributable to a FATCA Deduction required to be made by an Obligor or a Finance Party;

(c)	compensated for by paragraph (d) of Clause 12.9 (FATCA Deduction by a Finance Party);

(d)	compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because one of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied); or

(e)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

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14.	OTHER INDEMNITIES

14.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

(c)	Payment of an amount in a currency other than the due currency does not discharge that amount except to the extent of the amount of the due currency actually obtained when the recipient converts the amount received into the due currency.

14.2	Other indemnities

The Company shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, expense, loss or liability (including legal fees) incurred by that Finance Party as a result of:

(a)	the occurrence of any Default;

(b)	any information produced or approved by the Company under or in connection with the Finance Documents or the transactions they contemplate being or being alleged to be misleading or deceptive in any respect;

(c)	any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Obligor or with respect to the transactions contemplated or financed under this Agreement;

(d)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 27 (Sharing among the Finance Parties);

(e)	funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(f)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower or the Company; or

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(g)	an amount being paid or payable by that Finance Party to the Agent under Clause 25.10 (Lenders' indemnity to the Agent).

14.3	Indemnity to the Agent

The Company shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)	investigating any event which it reasonably believes is a Default; or

(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

15.	MITIGATION BY THE FINANCE PARTIES

15.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable to it under, or its Commitment cancelled pursuant to, any of the following Clauses: Clause 7.1 (Illegality), Clause 12 (Tax gross-up and indemnities) (other than Clause 12.6 (Indirect Tax)) or Clause 13 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents including under Clause 12 (Tax gross-up and indemnities).

15.2	Indemnity and limitation of liability

(a)	The Company shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 15.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16.	COSTS AND EXPENSES

16.1	Transaction expenses

The Company shall promptly, on demand, pay the Agent, the Security Trustee, the MLAB, each Mandated Lead Arranger and each Lender the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and syndication of:

(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the date of the Amending Deed.

16.2	Amendment costs

If:

(a)	an Obligor requests an amendment, waiver or consent or

(b)	an amendment is required pursuant to Clause 28.9 (Change of currency),

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the Company shall, within three Business Days of demand, reimburse the Agent and each other Finance Party for the amount of all costs and expenses (including legal fees) reasonably incurred by or for the account of the Agent or the Finance Party in responding to, evaluating, negotiating or complying with that request or requirement.

16.3	Enforcement costs

The Company shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or in connection with anything referred to in Clause 14.2(c) (Other indemnities).

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SECTION 7

GUARANTEE

17.	GUARANTEE AND INDEMNITY

17.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each Obligor of all that Obligor's obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever an Obligor does not pay any amount when due under or in connection with any Finance Document (or anything which would have been due if the Finance Document or the amount was enforceable, valid and not illegal), that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it (or anything which would have been an obligation guaranteed by it if not unenforceable, invalid or illegal) is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

Each of paragraphs (a), (b) and (c) is a separate obligation. None is limited by reference to the other.

17.2	Continuing guarantee

This guarantee, undertaking and indemnity is a continuing guarantee, undertaking and indemnity and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3	Reinstatement

If any payment to or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced for any reason (including, without limitation, as a result of insolvency, breach of fiduciary or statutory duties or any similar event):

(a)	the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

17.4	Waiver of defences

The obligations of each Guarantor under this Clause 17 will not be affected by an act, omission, matter or thing which, but for this Clause 17, would reduce, release or prejudice any of its obligations under this Clause 17 (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or other concession or consent granted to, or composition with, any Obligor or other person;

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(b)	the release or resignation of any other Obligor or any other person;

(c)	any composition or arrangement with any creditor of any Obligor or other person;

(d)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, execute, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(e)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(f)	any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

(g)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

(h)	any set off, combination of accounts or counterclaim;

(i)	any insolvency or similar proceedings; or

(j)	this Agreement or any other Finance Document not being executed by or binding against any other Obligor or any other party.

References in Clause 17.1 (Guarantee and indemnity) to obligations of an Obligor or amounts due will include what would have been obligations or amounts due but for any of the above, as well as obligations and amounts due which result from any of the above.

17.5	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

17.6	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 17.

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17.7	Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will:

(a)	exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(i)	to be indemnified by an Obligor;

(ii)	to claim any contribution from any other guarantor of or provider of security for any Obligor's obligations under the Finance Documents; and/or

(iii)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(b)	in any form of administration of an Obligor (including liquidation, winding up, bankruptcy, voluntary administration, dissolution, judicial management or receivership or any analogous process) prove for or claim, or exercise any vote or other rights in respect of, any indebtedness of any nature owed to it by the Obligor.

17.8	Trust

If, in any form of administration of an Obligor (including liquidation, winding up, bankruptcy, voluntary administration, dissolution, judicial management or receivership or any analogous process), a Guarantor receives any sum in respect of any indebtedness of any nature owed to it by the Obligor, it will hold on trust for the Finance Parties so much of that sum as does not exceed the amount which may be or become payable to the Finance Parties under or in connection with the Finance Documents. It will promptly pay it to the Agent for the account of the Finance Parties. Nothing in this Clause 17.8 is intended to create a charge or other security interest.

17.9	Additional security

This guarantee, undertaking and indemnity is in addition to and is not in any way prejudiced by any other guarantee, undertaking and indemnity or security now or subsequently held by any Finance Party.

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SECTION 8

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

18.	REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 18 to each Finance Party on the date of the Amending Deed, the Effective Date and, in the case of the Repeating Representations, on the other dates set out in Clause 18.21 (Repetition).

18.1	Status

(a)	It and each of its Subsidiaries is a corporation, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

18.2	Binding obligations

The obligations expressed to be assumed by it in each Finance Document to which it is expressed to be a party are legal, valid, binding and enforceable obligations subject to:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under a statute of limitation in any jurisdiction;

(c)	any general principles of law limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 24 (Changes to the Obligors); or

(d)	in the case of any Security Documents, any applicable Perfection Requirements.

18.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries' constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets,

nor (except as provided in any Security Document) result in the existence of, or oblige it to create, any Security over any of its assets.

18.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

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18.5	Authorisations

All Authorisations required or where not required by law or regulation, are customarily held by persons engaged in the business of the Obligor:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party;

(b)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation;

(c)	for it and its Subsidiaries to carry on their business, and which are material (including the Petroleum Licences);

(d)	to enable it to create the Security to be created by it pursuant to any Security Documents and to ensure that such Security has the priority and ranking it is expressed to have,

have been obtained or effected and are in full force and effect.

18.6	Governing law and enforcement

(a)	The choice of law referred to in Clause 39 (Governing law) as the governing law of this Agreement and the choice of law expressed in any other Finance Document will be recognised and enforced in its jurisdiction of incorporation.

(b)	Any judgment obtained against it in any jurisdiction referred to in Clause 40 (Enforcement) in relation to this Agreement and (in respect of any other Finance Document) in any other jurisdiction to which it has submitted, will be recognised and enforced in its jurisdiction of incorporation.

18.7	No filing or stamp taxes

Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, other than as required to give effect to any Perfection Requirements.

18.8	No default

(a)	No Event of Default has occurred and is continuing or might reasonably be expected to result from the making of any Utilisation.

(b)	No other event or circumstance is outstanding which constitutes a default or review event under any other material agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or its Subsidiaries') assets are subject.

18.9	No misleading information

All information provided to a Finance Party by or on behalf of the Company or any member of the Group (including its advisers) in connection with the Facility and/or the Group is true, complete and accurate and not misleading in any material respect and all projections provided to any Finance Party have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied.

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18.10	Financial statements

(a)	Its Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b)	Its Original Financial Statements give a true and fair view and represent its financial condition and operations (consolidated in the case of the Company) during the relevant financial year.

(c)	There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Company) since the date of the most recent financial statements delivered in accordance with Clause 19 (Information Undertakings).

18.11	Ranking

(a)	Subject to the Perfection Requirements and to the assumptions and qualifications set out in the legal opinions provided in accordance with this Agreement, each Security Documents creates (or, once entered into, will create) in favour of the Security Trustee for the benefit of the Finance Parties the Security which it is expressed to create with the ranking and priority it is expressed to have.

(b)	Without limiting paragraph (a) above, its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for the obligations mandatorily preferred by law applying to companies generally.

18.12	No proceedings pending or threatened

No litigations, arbitration or administrative proceedings of or before any court, arbitral body or agency (including any arising from or relating to Environmental Law) which, if adversely determined, will have or is reasonably likely have a Material Adverse Effect have been started or threatened against it.

18.13	Title

(a)	It does not enter any Finance Document or hold any property as a trustee (other than under a trust created by operation of law).

(b)	It has good and marketable title to the Secured Property, free from all Security except the security created pursuant to, or permitted by, the Finance Documents.

(c)	It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the Petroleum Licences and all other assets necessary to carry on its business as presently conducted.

18.14	Environmental laws and licences

It and each of its Subsidiaries has:

(a)	complied with all Environmental Laws to which it is subject;

(b)	all Environmental Licences required in connection with its business and has complied with the terms of those Environmental Licences; and

(c)	disclosed all budgeted investment expenditure or works necessary to ensure compliance with any Environmental Laws or Environmental Licences applicable to it,

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in each case where failure to do so has or is reasonably likely to have a Material Adverse Effect and there are, to the best of its knowledge having made due and careful enquiry, no circumstances that would be reasonably likely to prevent or materially interfere with such compliance in the future.

18.15	Environmental releases

No:

(a)	property currently or previously occupied or owned by it or any of its Subsidiaries (including any offsite waste management or disposal location operated or owned at any time by it or any of its Subsidiaries) is or was contaminated with any Hazardous Substance or in a contaminated state during its period of occupation or ownership; and

(b)	discharge, release, leaching, migration or escape of any Hazardous Substance into the Environment has occurred or is occurring on, onto, under or from that property,

in each case in circumstances where this has or is reasonably likely to have a Material Adverse Effect or result in any liability for a Finance Party.

18.16	No adverse consequences

(a)	It is not necessary under the laws of its Relevant Jurisdictions:

(i)	in order to enable any Finance Party to enforce its rights under any Finance Documents; or

(ii)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions.

(b)	No Finance Party is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Finance Document.

18.17	Authorised Signatories

Any person specified as its authorised signatory under Schedule 2 (Conditions precedent) or Clause 19.4(i) (Information: miscellaneous) is authorised to sign Utilisation Requests and other notices on its behalf.

18.18	Group Structure Chart

(a)	The group structure chart delivered to the Agent pursuant to the requirements of the Finance Documents is true, complete and accurate in all material respects.

(b)	Each of SPI Holdings No. 1 Limited, IPI Holdings Limited and LNG Train 1 Limited is a Dormant Subsidiary.

18.19	Security, Financial indebtedness and conduct of business

(a)	No Security or Quasi Security exists over all or any of the present or future assets of any member of the Group other than as expressly permitted by the Finance Documents.

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(b)	No member of the Group has any Financial Indebtedness outstanding other than as expressly permitted by the Finance Documents.

(c)	Neither the Borrower nor SPI Distribution Limited carries on any business in Papua New Guinea or will do so.

18.20	Petroleum Licences

No member of the Group has any interest in a Petroleum Licence save for:

(a)	SPI (208) Limited which is the 100% legal owner and not less than 78.1114% beneficial owner (subject to fluctuations under the terms of the Indirect Participation Interest Agreement to the extent permitted under clause 21.4(b)) of interest in the Petroleum Prospecting Licence number 476 and Petroleum Prospecting Licence number 477;

(b)	SPI (210) Limited which is the 100% legal owner and not less than 78.1114% beneficial owner (subject to fluctuations under the terms of the Indirect Participation Interest Agreement to the extent permitted under clause 21.4(b)) interest in Petroleum Prospecting Licence number 474;

(c)	SPI (220) Limited which is the 68.433980% legal owner and not less than 65.208174% beneficial owner (subject to fluctuations under the terms of the Indirect Participation Interest Agreement to the extent permitted under clause 21.4(b)) interest in Petroleum Prospecting Licence number 475;

(d)	InterOil Partners Limited which is the 18.662794% legal owner of an interest in Petroleum Prospecting Licence number 475;

(e)	SPI (220) Limited which is the legal and beneficial owner of a 68.433980% interest in the Petroleum Retention Licence number 39;

(f)	InterOil Partners Limited which is the legal and beneficial owner of an 18.662794% interest in the Petroleum Retention Licence number 39;

(g)	SPI (208) Limited which is the legal and beneficial owner of a 35.4839% interest in the Petroleum Retention Licence number 15; and

(h)	SPI Security Holdings Limited which is the 1.5536% legal owner and not less than 1.0536% beneficial owner in Petroleum Retention Licence number 15.

The above representations do not take into account any beneficial or legal interest which any Governmental Agency has in a Petroleum Licence pursuant to section 165 of the Oil and Gas Act (PNG).

18.21	Repetition

(a)	All the representations and warranties in this Clause 18 are made by each Obligor on the date of the Amending Deed and on the Effective Date.

(b)	All the representations and warranties in this Clause 18 are deemed to be made by each Obligor on the date of first Utilisation.

(c)	The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

(d)	All the representations and warranties in this Clause 18 except Clause 18.9 (No misleading information) and clause 18.18 (Group Structure Chart) are deemed to be made by each Additional Guarantor on the day on which it becomes (or it is proposed that it becomes) an Additional Guarantor.
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(e)	Each representation or warranty deemed to be made after the date of the Amending Deed shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

19.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 19 remain in force from the Effective Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1	Financial Statements

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(a)	as soon as the same become available, but in any event within 90 days after the end of each of its financial years:

(i)	its audited consolidated Financial Statements for that financial year; and

(ii)	the unaudited management Financial Statements for each Obligor for that financial year; and

(b)	as soon as the same become available, but in any event within 60 days after the end of each half of each of its financial years:

(i)	its consolidated management Financial Statements for that financial half year;

(ii)	the management Financial Statements of each Obligor for that financial half year; and

(iii)	an operator report (substantially in the form agreed between the Agent and the Company prior to the date of the Amending Deed) on each Upstream Asset, which gives a full summary of the operation and development of each Upstream Asset including a comparison of actual drilling status, production, operating and capital costs against assumptions contained in the most recent financial projections; and

(c)	as soon as the same become available, but in any event within 45 days after the end of each of its financial quarters:

(i)	its consolidated management Financial Statements for that financial quarter; and

(ii)	the management Financial Statements of each Obligor for that financial quarter.

19.2	Compliance Certificate

(a)	The Company shall supply to the Agent, with each set of Financial Statements delivered pursuant to paragraph (a)(i), (b)(i) or (c)(i) of Clause 19.1 (Financial Statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clauses 20 (Financial Covenants) and 21.20 (Additional Guarantors) as at the date as at which those Financial Statements were drawn up.

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(b)	Each Compliance Certificate shall be signed by two directors of the Borrower (or a director and the Chief Financial Officer of the Borrower) and, if required to be delivered with the Financial Statements delivered pursuant to paragraph (a)(i) of Clause 19.1 (Financial Statements), by the Borrower's auditors.

19.3	Requirements as to Financial Statements

(a)	Each set of Financial Statements delivered pursuant to Clause 19.1 (Financial Statements) shall include a balance sheet, profit and loss account (or equivalent income statement) and cashflow statement and be certified by a director of the relevant company as fairly representing its financial condition as at the date as at which those Financial Statements were drawn up.

(b)	Each set of Financial Statements delivered pursuant to Clauses 19.1(b) and 19.1(c) (Financial Statements) shall include a cashflow forecast relating to the three Month period commencing at the end of the relevant financial half-year or quarter (as the case may be) and management commentary on the performance of the Group for the period to which the Financial Statements relate and any material developments or proposals affecting the Group or its business.

(c)	The Company shall procure that each set of Financial Statements delivered pursuant to Clause 19.1 (Financial Statements) is prepared using GAAP.

(d)	The Company shall procure that each set of Financial Statements of an Obligor delivered pursuant to Clause 19.1 (Financial Statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor unless, in relation to any set of Financial Statements, it notifies the Agent that there has been a change in GAAP, the accounting practices or reference periods and its auditors (or, if appropriate, the auditors of the Obligor) and it delivers to the Agent:

(i)	a description of any change necessary for those Financial Statements to reflect the GAAP, accounting practices and reference periods upon which that Obligor's Original Financial Statements were prepared; and

(ii)	sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 20 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those Financial Statements and that Obligor's Original Financial Statements.

Any reference in this Agreement to those Financial Statements shall be construed as a reference to those Financial Statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

19.4	Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	all documents dispatched by the Company to its shareholders (or any class of them) or its creditors generally (or any class of them) at the same time as they are dispatched;

(b)	promptly, any announcement, notice or other document relating specifically to any Obligor posted onto any electronic website maintained by any stock exchange on which shares in or other securities of any member of the Group are listed or any electronic website required by such stock exchange to be maintained by or on behalf of any member of the Group;

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(c)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which will have or be reasonably likely to have, if adversely determined, a Material Adverse Effect;

(d)	details of any dispute with any Governmental Agency which may have a Material Adverse Effect or any action proposed by any Governmental Agency to seize, expropriate, nationalise, or intervene in or restrict the business of any member of the Group;

(e)	subject to any applicable confidentiality obligations, on the last day of each calendar month, information in reasonable detail as to the status of any negotiations in relation to the sale of any or all of the Relevant Assets;

(f)	subject to any applicable confidentiality obligations with respect to pricing and any applicable upfront fees, to the extent the Company has been requested to raise Alternate Funding under Clause 21.26 (Go to market), at the end of each calendar month after such request has been made, information in reasonable detail as to the status of such Alternate Funding;

(g)	promptly, following a request by the Agent (acting reasonably), an up to date structure chart of the Group;

(h)	promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request;

(i)	promptly, notice of any change in authorised signatories of the Borrower signed by a director or secretary of the Borrower accompanied by specimen signatures of any new signatories;

(j)	certified true copies of each Instruction issued to an Expert and any other material correspondence with any Expert;

(k)	promptly upon request by the Agent, an update on the status of the Certification Process;

(l)	within three Business Days of issue by the relevant Expert (and in any event by no later than 30 September 2016 in the case of the Interim Resource Certification) a copy of any report prepared by any Expert in accordance with the terms of the Sale and Purchase Agreement and certified by two directors of the Company, which report(s) shall provide a full summary and certification of the oil and gas reserves of the Upstream Assets of the Group (each such report, an "Oil and Gas Reserves Report" and collectively, the "Oil and Gas Reserves Reports"); and

(m)	promptly after issue, certified true copies of the Parent Guarantees.

19.5	Notification of default

(a)	Each Obligor shall notify the Agent of any Default or Review Event (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)	Promptly upon a request by the Agent, the Company shall supply to the Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

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19.6	"Know your Customer" checks

The Company shall supply promptly all documents and other evidence reasonably requested by the Agent or a Lender (through the Agent) in order for the Agent, the Lender or a proposed New Lender under Clause 23 (Changes to the Lenders) to carry out all necessary "know your customer" or other similar checks in relation to an Obligor or proposed Additional Guarantor under all applicable laws and regulations where such information is not already available to the recipient.

20.	FINANCIAL COVENANTS

20.1	Financial Condition

The Obligors shall ensure that:

(a)	the ratio of Total Net Debt to Total Net Debt plus Shareholder Equity does not exceed 0.60:1.0 at any time;

(b)	Total Net Worth does not fall below US$500,000,000 at any time; and

(c)	the aggregate Capital Expenditure of the Group in respect of any period is in accordance with the terms of the Agreed Capex and Opex Plan (the "Capital Expenditure Financial Covenant").

20.2	Financial Testing

(a)	The financial covenants set out in Clause 20.1 (Financial Condition) above shall be calculated in accordance with GAAP (consistent with those applied in the preparation of the Original Financial Statements) and (subject to paragraph (b) below), tested by reference to each Financial Statement delivered under paragraphs (a)(i), (b)(i) or (c)(i) of Clause 19.1 (Financial Statements) and each Compliance Certificate delivered pursuant to Clause 19.2 (Compliance Certificate).

(b)	In relation to the Capital Expenditure Financial Covenant, each Compliance Certificate delivered to the Agent under this Agreement must certify the aggregate Capital Expenditure of the Group for the applicable period covered by the relevant Compliance Certificate but the Capital Expenditure Financial Covenant shall only be tested against the Agreed Capex and Opex Plan on a six monthly look-back basis on each of the following dates:

(i)	31 March 2015;

(ii)	30 September 2015;

(iii)	31 March 2016; and

(iv)	30 September 2016.

20.3	Accounting policy

(a)	If any changes to GAAP materially alter the effect of the undertakings in this Clause 20 or the related definitions, the Company and the Agent (acting on the instructions of the Majority Lenders) will negotiate in good faith to amend the relevant undertakings and definitions so that they have an effect comparable to that as at the Effective Date.

(b)	If the amendments are not agreed within 30 days (or any longer period agreed between the Company and the Agent (acting on the instructions of the Majority Lenders)) then the Company will provide with its Financial Statements any reconciliation statements (audited, where applicable) necessary to enable calculations based on GAAP as they were before those changes, and the changes will be ignored for the purposes of this Clause.

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21.	GENERAL UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the Effective Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect:

(i)	any Authorisation required to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document; and

(ii)	(other than to the extent the Relevant Assets are disposed of in accordance with Clause 21.4(b)(iv) (Disposals)), the Petroleum Licences and, to the extent that failure by it to obtain or maintain such Authorisation is reasonably likely to have a Material Adverse Effect, any other material Authorisation required for it to carry on its business; and

(b)	supply certified copies to the Agent of any Authorisation referred to in sub-paragraph (a).

21.2	Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would have or is reasonably likely to have a Material Adverse Effect.

21.3	Negative pledge

(a)	No Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(b)	Without limiting paragraph (a), no Obligor shall (and the Company shall ensure that no other member of the Group will):

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group or its Affiliate;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter any title retention arrangement;

(iv)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts or not repayable in certain circumstances; or

(v)	enter into any other preferential arrangement having a similar effect,

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in the case of paragraphs (iii) and (iv) in circumstances where the arrangement or transaction is entered into primarily as a method of raising or securing Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to:

(i)	any Security or Quasi Security created under a Finance Document;

(ii)	any Security or Quasi Security listed in Schedule 8 (Existing security) except to the extent the principal amount secured by that Security exceeds the amount stated in that Schedule;

(iii)	subject to Clause 21.19 (Ring-fencing), any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(iv)	any lien arising by operation of law and in the ordinary course of trading so long as the debt it secures is paid when due or contested in good faith and properly provisioned;

(v)	any Security or Quasi Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to an Obligor in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by a member of the Group; and

(vi)	any Security or Quasi Security securing indebtedness the principal amount of which (when aggregated with the principal amount of any other indebtedness which has the benefit of Security or Quasi Security other than any permitted under paragraphs (i) to (v) above) does not exceed US$1,000,000 (or its equivalent in another currency or currencies).

21.4	Disposals

(a)	No Obligor shall (and the Company shall ensure that no other member of the Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b)	Paragraph (a) above does not apply to any sale, lease, transfer or other disposal:

(i)	made in the ordinary course of trading of the disposing entity;

(ii)	other than the Petroleum Licences, of assets in exchange for other assets comparable or superior as to type, value and quality and for a similar purpose;

(iii)	expressly permitted in Clause 21.3(c) (Negative pledge);

(iv)	of the Relevant Assets provided the proceeds of such disposal are paid directly to SPI (208) Limited (or, with the prior consent of the Agent, to another Obligor who is a member of the Upstream Group) and the proceeds are applied in discharge and cancellation of the Facility in full;

(v)	arising under a Permitted Disposal;

(vi)	where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal, other than any permitted under paragraphs (i) to (v) above) does not exceed US$1,000,000 (or its equivalent in another currency or currencies) in any financial year.

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21.5	Merger

No Obligor shall (and the Company shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger or corporate reconstruction unless:

(a)	it is as a result of a corporate reconstruction which has the prior written approval of the Agent (acting on the instructions of all Lenders); or

(b)	it is as required by law.

21.6	Change of business

The Company shall procure that no substantial change is made to the Core Business of the Company, the Upstream Group or the Group from that carried on as at the date of the Amending Deed.

21.7	Insurance

The Company shall take out and maintain (and shall ensure that each member of the Group takes out and maintains) insurances with a reputable insurer in the manner and to the extent which is in accordance with prudent business practice having regard to the nature of the business and assets of the Company and the Group (including all insurance required by applicable law).

21.8	Environmental

Each Obligor shall (and the Company shall ensure that each member of the Group shall):

(a)	comply with all Environmental Laws to which it is subject;

(b)	obtain all Environmental Licences required in connection with its business; and

(c)	comply with all Environmental Licences obtained in connection with its business,

in each case where failure to do so will or is reasonably likely to have a Material Adverse Effect.

21.9	Environmental claims

Each Obligor shall (and the Company shall ensure that each member of the Group shall) promptly notify the Agent in writing upon becoming aware of:

(a)	any Environmental Claim (other than an Environmental Claim that is frivolous or vexatious);

(b)	any communication received by it in respect of any breach of or liability under Environmental Law; or

(c)	any facts or circumstances which shall or are reasonably likely to result in any Environmental Claim,

which, if substantiated, will result in or be reasonably likely to result in a Material Adverse Effect, result in any environmental liability for a Finance Party or materially and adversely affect the market value of the Relevant Assets or other Secured Property.

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21.10	Taxation

(a)	Each Obligor will (and the Company shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest Financial Statements delivered to the Agent under Clause 19.1 (Financial Statements); and

(iii)	such payment can be lawfully withheld.

(b)	No Obligor may change its residence for Tax purposes where to do so would have or be reasonably likely to have a Material Adverse Effect.

21.11	Financial Indebtedness

(a)	Except as permitted under paragraph (b) below, no member of the Group shall incur or allow to remain outstanding any Financial Indebtedness.

(b)	Paragraph (a) above does not apply to Financial Indebtedness:

(i)	arising under any of the Finance Documents;

(ii)	owing by an Obligor to another Obligor or by a non-Obligor to another non- Obligor;

(iii)	as permitted by Clause 21.16 (Treasury Transactions);

(iv)	under the Convertible Notes;

(v)	not permitted by the preceding or succeeding paragraphs and the outstanding amount of which does not exceed US$1,000,000 (or its equivalent) in aggregate; and

(vii)	of the Company arising pursuant to the issue of any of the Parent Guarantees.

21.12	Corporate Existence

(a)	Each Obligor will do everything necessary to maintain its corporate existence in good standing. It will not transfer its jurisdiction of incorporation.

(b)	No Obligor will amend its constituent documents where to do so would have or be reasonably likely to have a Material Adverse Effect without the prior written consent of the Agent acting on the instructions of the Majority Lenders.

21.13	Preservation of assets

Each Obligor shall (and the Company shall ensure that each member of the Group shall) maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary or desirable in the conduct of its business.

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21.14	Pari passu ranking

Each Obligor will ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

21.15	Access

Each Obligor will (not more than once in every financial year unless the Agent reasonably suspects a Default is continuing or may occur) permit the Agent and/or Security Trustee and/or accountants or other professional advisers and contractors of the Agent or Security Trustee free access at all reasonably times and on reasonable notice at the risk and cost of the Finance Parties (unless an Event of Default is subsisting at that time, in which case such access will be at the risk and cost of the Obligors) to:

(a)	the premises, assets, books, accounts and records of each Obligor; and

(b)	meet and discuss matters with the senior executives.

21.16	Treasury Transactions

No Obligor will (and the Company shall ensure that no member of the Group will) enter into any Treasury Transaction, other than:

(a)	spot and forward delivery foreign exchange contracts entered into in the ordinary course of business and not for speculative purposes; and

(b)	any Treasury Transaction entered into for the hedging of actual or projected real exposures arising in the ordinary course of trading activities of a member of the Group.

21.17	Further assurance

(a)	Each Obligor will promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(i)	to perfect the Transaction Security (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Security Documents) or for the exercise of any rights, powers and remedies of the Security Trustee or the Finance Parties provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Security Trustee or confer on the Finance Parties, Security over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Transaction Security; and/or

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(b)	Each Obligor will take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Transaction Security conferred or intended to be conferred on the Security Trustee or the Finance Parties by or pursuant to the Finance Documents.

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21.18	PPSA

(a)	Each Obligor will promptly take all reasonable steps which are prudent for its business under or in relation to the PPSA including doing anything reasonably requested by the Agent for that purpose. For example, it will:

(i)	create and implement appropriate policies and systems; and

(ii)	where appropriate, take reasonable steps to identify security interests in its favour and to perfect and protect them, with the highest priority reasonably available).

(b)	Without prejudice to the generality of Clause 21.17 (Further assurance), whenever the Agent requests an Obligor to do anything:

(i)	to ensure any Finance Document (or any security interest (as defined in the PPSA) or other Security, right or power under any Finance Document) is fully effective, enforceable and perfected with the contemplated priority;

(ii)	for more satisfactorily assuring or securing to the Finance Parties the property the subject of any such security interest or other Security in a manner consistent with the Finance Documents; or

(iii)	for aiding the exercise of any right or power in any Finance Document,

the Obligor shall do it promptly at its own cost. This may include obtaining consents, getting documents completed and signed, supplying information, delivering documents and evidence of title and executed blank transfers, and giving possession or control with respect to any property the subject of any security interest or Security.

21.19	Ring-fencing

No Obligor will (and the Company shall ensure that no member of the Upstream Group or the Corporate Group shall):

(a)	grant or make available any guarantee in respect of any obligation of any member of the Ring-fenced Group;

(b)	dispose of any asset to any member of the Ring-fenced Group; and

(c)	grant any credit or financial accommodation of any kind, make any contribution of any kind or make any payment (by way of a loan, equity investment, commission fee or otherwise) to any member of the Ring-fenced Group.

21.20	Additional Guarantors

(a)	Each Obligor must ensure that:

(i)	other than the Excluded Entities, any member of the Upstream Group which acquires any interest in a Petroleum Licence promptly (any in any event within 5 Business Days of acquiring such a licence) becomes and remains a Guarantor;

(ii)	other than the Excluded Entities, any member of the Upstream Group which has gross assets of more than US$1,000,000 (or its equivalent) promptly (and in any event within 5 Business Days of having more than US$1,000,000 (or its equivalent) in gross assets) becomes and remains a Guarantor;

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(iii)	any member of the Corporate Group not already a Guarantor has gross assets of more than US$1,000,000 (or its equivalent) promptly (and in any event within 5 Business Days of having more than US$1,000,000 (or its equivalent) in gross assets) becomes and remains a Guarantor; and

(iv)	any entity or Subsidiary acquired pursuant to a Permitted Acquisition that has gross assets of more than US$1,000,000 (or its equivalent) promptly (and in any event within 5 Business Days of being so acquired) becomes and remains a Guarantor.

(b)	Where a member of the Group is required to become a Guarantor under this Clause 21.20, the Company and relevant member of the Group shall deliver all of the documents and other evidence listed in Part III of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

21.21	Joint Ventures

(a)	Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group will):

(i)	enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture; or

(ii)	transfer any assets or lend to or guarantee or give an indemnity for or give Security for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing).

(b)	Paragraph (a) above does not apply to any Joint Venture under the Project

Documents.

21.22	Acquisitions and Investments

Except for a Permitted Acquisition, no Obligor shall (and the Company shall ensure that no other member of the Group will):

(a)	acquire or invest in a company or any shares or securities or a business, licence or undertaking or land (or, in each case, any interest in any of them including any additional interests in any oil or gas fields); or

(b)	incorporate a company.

21.23	Loans or Credit

(a)	Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group will) be a creditor in respect of any Financial Indebtedness.

(b)	Subject to Clause 21.19 (Ring-fencing), paragraph (a) above does not apply to:

(i)	any trade credit extended by any member of the Group to its customers on normal commercial terms and in the ordinary course of its trading activities; and

(ii)	loans from an Obligor to another Obligor and loans from a non-Obligor to another non-Obligor.

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21.24	Dividends and Share Redemption

(a)	Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group will):

(i)	declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(ii)	repay or distribute any dividend or share premium reserve; or

(iii)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so.

(b)	Subject to Clause 21.19 (Ring-fencing), paragraph (a) above does not apply to the payment of a dividend to the Company or any of its wholly owned Subsidiaries.

21.25	Debt Service Reserve Account

(a)	The Borrower shall maintain in its name a USD account with the Agent (or with another financial institution and on such other terms as agreed by the Agent on instructions from the Majority Lenders) styled "Debt Service Reserve Account – Upstream Business" and grant a first ranking fixed charge over such account in favour of the Security Trustee.

(b)	That account must be operated on terms that only authorised officers of the Agent may authorise withdrawals or transfers from the Debt Service Reserve Account and those authorised officers will be the sole signatories to the Debt Service Reserve Account. The Agent shall cause those authorised officers to effect any withdrawals or transfer permitted by this clause.

(c)	The Borrower and the Company must ensure that the Debt Service Reserve Account at all times (including after any withdrawals by the Agent under paragraph (d) below) has a minimum balance equal to (and as determined by the Agent) the Debt Service forecast to be payable by the Obligors in the next 6 Months.

(d)	The Agent may in its absolute discretion apply any amounts in the Debt Service Reserve Account to meet any Debt Service obligations which have not been met by the Obligors.

(e)	The Debt Service Reserve Account (including the terms on which it operates) may not be changed or replaced without the prior written consent of the Security Trustee acting on the instructions of the Majority Lenders.

21.26	Go to market

(a)	If:

(i)	the Facility has not been fully discharged and all Commitments cancelled by 30 September 2016; or

(ii)	at any time during the Certification Process, the total Certification Payment received or to be received by SPI (208) Limited from Total Holdings International B.V. (or any related entity) pursuant to the terms of the Sale and Purchase Agreement is, or, in the opinion of the Agent, is reasonably likely to be, less than:

(A)	USD300,000,000; or

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(B)	the then Total Commitments,

(whichever is higher),

then the Agent may, by written notice to the Company, require the Company to raise and achieve completion of Alternative Funding.

(b)	The net proceeds of any such Alternative Funding must:

(i)	be (in aggregate) at least sufficient to ensure that the Facility is repaid in full and all Commitments cancelled on or before the Termination Date; and

(ii)	be applied in prepayment and cancellation of the Facility in full in accordance with Clause 7.8 (Mandatory Prepayment – Alternative Funding).

21.27	June 2014 Disposal and Net Disposal Proceeds

(a)	Subject to paragraph (b) below, the Company shall (and each other Obligor shall) ensure that the aggregate amount of all proceeds received as a result of the June 2014 Disposal (net of reasonable costs and expenses incurred by the disposing entity) (such proceeds, the "Net Disposal Proceeds") are held in an account in the name of an Obligor and over which the Security Trustee has first ranking security in form and substance satisfactory to the Security Trustee (the "Proceeds Account"). Amounts may only be withdrawn from such Proceeds Account for application expressly in accordance with (and as permitted by) the terms of the Singapore Account Charge.

(b)	Notwithstanding the foregoing, the Company may hold all or part of the Net Disposal Proceeds in unsecured term deposits in an account or accounts in the name of an Obligor in Singapore (the "Unsecured Account"). Amounts may only be withdrawn from any such Unsecured Account for application expressly in accordance with (and as permitted by) the terms of the Singapore Account Charge.

(c)	The Company shall grant security over the Unsecured Account or Unsecured Accounts in accordance with the terms of the Singapore Account Charge.

21.28	Arm's Length Basis

No Obligor shall (and the Company shall ensure no member of the Group will) enter into any transaction with any person except on arm's length terms and for full market value.

21.29	Project Documents

(a)	To the extent it may do so under the relevant Project Document, each Obligor will:

(i)	comply with its obligations under the Project Documents where failure to do so would have or be reasonably likely to have, a Material Adverse Effect;

(ii)	enforce each Project Document to which it is a party and exercise its rights, authorities and discretions under those documents prudently and while an Event of Default subsists, in accordance with the directions (if any) of the Agent; and

(iii)	ensure that each Authorisation required for the validity and enforceability of each Project Document to which it is a party is obtained and maintained.

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(b)	No Obligor will:

(i)	amend or vary or consent to any amendment or variation of a Material Project Document (other than the Sale and Purchase Agreement, in respect of which Clause 21.29(f) shall apply) in any material respect;

(ii)	avoid, release, surrender, terminate, rescind, discharge (other than by performance) or accept the termination, rescission or repudiation of a Project Document other than (A) as expressly permitted under a Finance Document or as required under the Project Document or (B) pursuant to the terms of an Indirect Participation Interest Agreement where, as a result of the termination, rescission or repudiation, as the case may be, the relevant Obligor increases its beneficial interest in the applicable Petroleum Licence; or

(iii)	expressly or impliedly waive, or extend or grant any time or indulgence in respect of, any provision of a Material Project Document (other than the Sale and Purchase Agreement in respect of which Clause 21.29(f) shall apply) in any respect (unless it is obliged to do so under that Material Project Document), where such action would or is reasonably likely to have a Material Adverse Effect.

(c)	No Obligor will, unless obliged to do so under the relevant Project Documents except as permitted under a Finance Document, consent to any assignment, transfer or other dealing by another party to a Project Document of any of that party's rights or obligations under that document where to do so would or is reasonably likely to have a Material Adverse Effect.

(d)	To the extent it is not prohibited under the relevant Project Document, each Obligor will:

(i)	promptly (upon becoming so aware) notify the Agent of any dispute with a party to a Project Document which involves a claim or asset valued at US$1,000,000 (or its equivalent) or more or which has or is reasonably likely to have a Material Adverse Effect;

(ii)	subject to sub-paragraph (iii), use all reasonable efforts to resolve the dispute in accordance with the dispute resolution procedure (if any) under the Project Document;

(iii)	give the Agent a reasonable opportunity to comment on the resolution proposed; and

(iv)	not agree to the settlement or resolution of any dispute under a Project Document if that settlement or resolution would have or be reasonably likely to have a Material Adverse Effect.

(e)	If a Project Document must be replaced due to a default by a party other than an Obligor or extended force majeure, each Obligor will use its best efforts to enter into a replacement contract on substantially the same terms or otherwise in form and substance satisfactory to the Agent (acting on the instructions of the Majority Lenders).

(f)	No Obligor will make any material amendments, supplements or variations to, or grant any waivers or extensions of time in respect of, the Sale and Purchase Agreement, without the prior written consent of the Agent.

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21.30	Winding up

The Company shall, use reasonable endeavours to (as soon as reasonably practicable) ensure that each of the following entities are wound up:

(a)	InterOil LNG Holdings Inc;

(b)	PNG LNG Inc;

(c)	Liquid Niugini Gas Ltd; and

(d)	LNG Train 1 Limited.

21.31	Special purpose entities

Each of the Borrower and SPI Distribution Limited undertake that:

(a)	it is and will remain a special purpose company and has not carried on, and will not carry on, any business in Papua New Guinea;

(b)	it will not have any employees (other than directors); and

(c)	it will not incur material liabilities except as contemplated in and permitted by this Agreement.

21.32	Certification Proceeds

The Company shall ensure that the aggregate amount of all proceeds received by the Group as a result of the Expert certification process or processes carried out under the Sale and Purchase Agreement shall be immediately paid into an account held in the name of an Obligor and over which the Security Trustee has first ranking security (such account, the "Certification Proceeds Account"). Amounts from the Certification Proceeds Account shall only be withdrawn for application in accordance with Clause 7.9 (Mandatory Prepayment – Certification Proceeds) of this Agreement.

22.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 22 is an Event of Default.

22.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by administrative or technical error beyond the control of the Obligor; and

(b)	payment is made within three Business Days of its due date.

22.2	Financial covenants

Any requirement of Clause 20 (Financial Covenants) is not satisfied.

22.3	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 22.1 (Non-payment) and Clause 22.2 (Financial covenants) or with any condition of any waiver or consent by a Finance Party under or in connection with any Finance Document).

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(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within five Business Days of the Agent giving notice to the Company or the Company becoming aware of the failure to comply, whichever is the earlier.

22.4	Misrepresentation

(a)	Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur in relation to a representation deemed to be made under the Finance Documents after the first Utilisation Date being incorrect or misleading if it is capable of remedy and is remedied within five Business Days of the Agent giving notice to the Company, or the Company becoming aware of it whichever is first.

22.5	Cross default

(a)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default or review event (however described).

(c)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default or review event (however described).

(d)	Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default or review event (however described).

(e)	No Event of Default will occur under this Clause 22.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than US$1,000,000 (or its equivalent in any other currency or currencies).

22.6	Insolvency

(a)	A member of the Group is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of a member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any member of the Group.

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(d)	In respect of any Obligor incorporated in Singapore, any such Obligor is declared by the Minister for Finance of Singapore to be a company to which Part IX of the Companies Act, Chapter 50 of Singapore applies.

22.7	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, winding up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation or reorganisation of any member of the Group which is not an Obligor except an application made to a court for the purposes of winding up such a person which is disputed by the relevant member of the Group acting diligently and in good faith and dismissed within 15 Business Days;

(b)	a composition, assignment or arrangement with any creditor of any member of the Group;

(c)	the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor), receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any member of the Group or any of its assets except an application made to a court for the purposes of appointing such a person which is disputed by the relevant member of the Group acting diligently and in good faith and dismissed within 15 Business Days; or

(d)	enforcement of any Security over any assets of any member of the Group.

22.8	Creditors' process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of a member of the Group and is not discharged within 15 Business Days.

22.9	Similar Events Elsewhere

There occurs in relation to any member of the Group or any of its assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets is subject any event which appears to the Agent to correspond in that country or territory with any of those mentioned in clauses 22.6 (Insolvency) to 22.8 (Creditors' process) (inclusive).

22.10	Ownership of the Obligors

An Obligor (other than the Company, any member of the Downstream Group or any member of the Midstream Group) is not or ceases to be a wholly owned Subsidiary of the Company.

22.11	Unlawfulness

It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

22.12	Repudiation

An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

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22.13	Security

Any Security Document is not in full force and effect or does not create in favour of the Security Trustee for the benefit of the Finance Parties the Security which it is expressed to create with the ranking and priority it is expressed to have.

22.14	Expropriation

The authority or ability of any member of the Group to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person where this has or is reasonably likely to have a Material Adverse Effect.

22.15	Repudiation and rescission of agreements

(a)	All or any part of a Transaction Document is terminated or is or becomes void, illegal, invalid, unenforceable or of limited force and effect, but in the case of a Project Document that is not a Material Project Document only where this has or is reasonably likely to have a Material Adverse Effect;

(b)	A party becomes entitled to terminate, rescind or avoid all or part of a Transaction Document, but in the case of a Project Document that is not a Material Project Document only where this has or is reasonably likely to have a Material Adverse Effect; or

(c)	A party other than a Finance Party alleges or claims that an event described in sub paragraph (a) has occurred or that it is entitled as described in sub paragraph (b).

22.16	Litigation/investigations

(a)	Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Relevant Assets, the Petroleum Retention Licence or against any member of the Group or its assets which have or are reasonably likely to have a Material Adverse Effect.

(b)	Any investigation into all or any part of the business or affairs of any of the Obligors commences under the Corporations Act 2001 (Cth) or any applicable companies legislation in circumstances material to the financial condition of the Obligors.

22.17	Cessation of business

Any member of the Group suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

22.18	Authorisations

(a)	Any of the Authorisations relating to the Upstream Assets or the Project Documents (including the Petroleum Licences) is revoked, cancelled, terminated or ceases to be in full force and effect.

(b)	There is any amendment to an Authorisation (including the Petroleum Licences) that has or is reasonably likely to have a Material Adverse Effect.

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22.19	Moratorium on External Indebtedness

The government of any Relevant Jurisdiction of a member of the Group, central bank of any Relevant Jurisdiction of a member of the Group or any Governmental Agency of any Relevant Jurisdiction of a member of the Group declares a moratorium, standstill or similar suspension of payments in respect of an Obligor's External Indebtedness.

22.20	Abandonment of Upstream Asset

(a)	Any interest in an Upstream Asset is abandoned without the consent of the Agent.

(b)	All or a material part of the Secured Property is destroyed or damaged beyond repair unless the Agent is satisfied that it can be repaired or reinstated within reasonable time without causing a Material Adverse Effect and funds are available to do so.

22.21	Material Project Documents

(a)	Any person defaults (however defined) under any Material Project Document and it:

(i)	is not cured within 30 days; and

(ii)	would, if not cured, entitle a party to terminate, repudiate, rescind, or exercise a buy-out right under, that Material Project Document.

(b)	Any Material Project Document is terminated (other than in circumstances where each of the parties to that Material Project Document have fully and finally satisfied and discharged all of their obligations under that Material Project Document), unless with the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

22.22	Environmental Event

Any person takes action, there is a claim or there is a requirement of expenditure or a cessation or alteration of activity under any Environmental Law, which is not frivolous or vexatious and which has or is likely to have a Material Adverse Effect.

22.23	Material Adverse Change

The Majority Lenders determine that a Material Adverse Effect exists, has occurred or is reasonably likely to occur.

22.24	Consequences of an Event of Default

On and at any time after the occurrence of an Event of Default, the Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:

(a)	cancel all or any part of the Total Commitments whereupon they shall immediately be cancelled;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent acting on the instructions of the Majority Lenders; and/or

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(d)	exercise or direct the Security Trustee to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

22.25	Review Event

Each of the following circumstances is a Review Event:

(a)	the sovereign credit risk rating of Papua New Guinea is downgraded by any of Moody's and Standard and Poor's from that which applied as at the Effective Date, being B1 (Stable) and B+ (Stable) respectively;

(b)	the Agent has not received each of the Oil and Gas Reserve Reports in relation to the Interim Resource Certification, by 30 September 2016;

(c)	Total Holdings International B.V. does not (for any reason) make payment of the Certification Payment to SPI (208) Limited under and in accordance with the requirements of the Sale and Purchase Agreement; and/or

(d)	any call is made (or, in the opinion of the Agent, is reasonably likely to be made), on the PRE Parent Guarantee or Pacific Rubiales Energy Corp., requires the delivery of a share pledge over the common stock of the Company.

22.26	Consequences of a Review Event

(a)	Following the occurrence of a Review Event under paragraphs (b), (c) or (d) of Clause 22.25 (Review Event) (the "Relevant Review Event"), the Company shall promptly (and in any event within five Business Days of the occurrence of the Relevant Review Event) submit a proposal to the Agent for consideration by the Lenders of the steps it proposes to take to remedy the Relevant Review Event (the "Remedy Plan").

(b)	On and at any time after:

(i)	the occurrence of a Review Event under paragraph (a) of Clause 22.25 (Review Event);

(ii)	the failure by the Company to comply with its obligations under and in accordance with paragraph (a) above; and/or

(iii)	the expiry of ten Business Days following the occurrence of the Relevant Review Event,

the Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:

(iv)	cancel all or any part of the Total Commitments whereupon they shall immediately be cancelled;

(v)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(vi)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent acting on the instructions of the Majority Lenders; and/or

(vii)	exercise or direct the Security Trustee to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

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SECTION 9

CHANGES TO PARTIES

23.	CHANGES TO THE LENDERS

23.1	Assignments and transfers by the Lenders

Subject to this Clause 23, a Lender (the "Existing Lender") may:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (including credit derivatives) (the "New Lender").

23.2	Conditions of assignment or transfer

(a)	Where a Lender assigns rights but does not transfer by novation obligations, then for the purposes of Clause 27 (Sharing among the Finance Parties), any amount received or recovered by the assignee will be taken to be received by that Lender.

(b)	An assignment or transfer to a proposed New Lender which is not already a Lender will not be effective until the Agent has carried out all necessary "know your customer" or other similar checks in relation to the New Lender under all applicable laws and regulations. On completion of those checks, the Agent shall promptly notify the Existing Lender and the New Lender.

(c)	A transfer will only be effective if the procedure set out in Clause 23.5 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax gross-up and indemnities) or Clause 13 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (d) will not apply to the extent that the payment under Clause 12 (Tax gross-up and indemnities) relates to a FATCA Deduction.

(e)	A Lender may not assign or transfer any of its rights or obligations under the Finance Documents or change its Facility Office, if the New Lender or the Lender acting through its new Facility Office would be entitled to exercise any rights under Clause 7.1 (Illegality) as a result of circumstances existing at the date the assignment, transfer or change is proposed to occur.

(f)	A Lender must bear its own costs and expenses (including legal fees) in connection with any such assignment or transfer.

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23.3	Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect or the Transfer Certificate is delivered to the Agent under Clause 23.5 (Procedure for transfer), pay to the Agent (for its own account) a fee of US$2,500.

23.4	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of any Obligor or any other person;

(iii)	the performance and observance by any Obligor or any other person of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities and any other person in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities and any other person whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 23; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor or any other person of its obligations under the Finance Documents or otherwise.

23.5	Procedure for transfer

(a)	Subject to the conditions set out in Clause 23.2 (Conditions of assignment or transfer) a transfer is effected on the Transfer Date in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered by the Existing Lender and the New Lender. The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

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(b)	Each party to this Agreement other than the Existing Lender irrevocably authorises the Agent to execute any Transfer Certificate on its behalf.

(c)	On the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under this Agreement, each of the Obligors and the Existing Lender shall be released from further obligations towards one another under this Agreement and their respective rights against one another shall be cancelled (being the "Discharged Rights and Obligations");

(ii)	each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)	the Agent, the MLAB, each Mandated Lead Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the MLAB, each Mandated Lead Arranger, the Existing Lender and the other Lenders shall each be released from further obligations to each other under this Agreement; and

(iv)	the New Lender shall become a Party as a "Lender" and be entitled to the benefits of any other Finance Document entered into by the Agent as agent for the Lenders.

(d)	If the Transfer Certificate is in the form of the certificate in Part II of Schedule 4 (Form of Transfer Certificate), each reference in this Clause 23.5 (Procedure for transfer) to "Existing Lender" or "New Lender" is a reference to each Existing Lender or each New Lender, as relevant, as referred to in that Transfer Certificate.

23.6	Disclosure of information

Any Lender may disclose:

(a)	to any of its Affiliates, its head office and/or any branches and any of its or their officers, directors, employees, professional advisers, auditors and partners;

(b)	to any person:

(i)	to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(ii)	with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments may be made by reference to, this Agreement or any Obligor;

(iii)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraphs (i) or (ii) above;

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(iv)	appointed by any Finance Party or by a person to whom paragraph (i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf; and

(v)	appointed by any Finance Party or by a person to whom paragraph (i) or (ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents,

(c)	to rating agencies and insurance or co-insurance companies of any Lender to the extent required by them;

(d)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation (except that this paragraph does not require a Lender to disclose any information of the kind referred to in section 275(l) of the PPSA); and

(e)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes,

any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate. A reference to any person above includes such person's officers, directors, employees, professional advisers, auditors, partners, related funds, delegate, agent, manager, administrator, nominee, attorney, trustee or custodian. For the purpose of any banking secrecy obligation which may be imposed upon any Finance Party pursuant to any applicable law, rule or regulation, the disclosure authorisation given herein shall survive and continue in full force and effect for the benefit of that Finance Party notwithstanding the full repayment of all outstandings under the Finance Documents and/or the cancellation or cessation of all Commitments.

23.7	Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 23, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

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24.	CHANGES TO THE OBLIGORS

24.1	Assignments and transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

24.2	Additional Guarantors

(a)	A Subsidiary of the Company may become an Additional Guarantor if:

(i)	the Company gives at least 5 Business Days' notice to the Agent (which shall promptly notify the Lenders);

(ii)	where the Agent or a Lender (through the Agent) has requested documents or information in relation to the Subsidiary under Clause 19.6 ("Know your Customer" checks) within 5 Business Days of receiving notice under sub- paragraph (i), the Agent has received such documents or information or the Lender confirms to the Agent it has received such documents or information (as applicable);

(iii)	the Company delivers to the Agent a duly completed and executed Accession Letter executed as a deed; and

(iv)	the Agent has received all of the documents and other evidence listed in Part III of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

(b)	The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part III of Schedule 2 (Conditions precedent).

24.3	Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

24.4	Resignation of a Guarantor

(a)	The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(b)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)	no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case);

(ii)	all the Lenders have consented to the Company's request; and

(iii)	the provisions of Clause 21.20 (Additional Guarantors) would continue to be complied with following such resignation,

whereupon that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents.

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SECTION 10

THE FINANCE PARTIES

25.	ROLE OF THE AGENT, MLAB AND THE MANDATED LEAD ARRANGERS

25.1	Appointment of the Agent

(a)	Each other Finance Party appoints the Agent to act as its agent under and in connection with the Finance Documents. The Agent will be agent for the MLAB, any Mandated Lead Arrangers and the Lenders except as described in paragraph (c).

(b)	Each other Finance Party authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c)	Where the Agent provides services in connection with the administration of the Loans, that is when it calculates rates and amounts, keeps records, receives and distributes payments and information received under Clauses 19.1 (Financial Statements) and 19.4 (Information: miscellaneous), and receives and deals with Utilisation Notices, it does not provide those services as agent for the MLAB, any Mandated Lead Arranger or the Lenders, but as principal, but the remainder of this Clause 25 still applies.

25.2	Duties of the Agent

(a)	The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Lenders.

(d)	If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent, the MLAB or the Mandated Lead Arranger) under this Agreement it shall promptly notify the other Finance Parties.

(e)	The Agent's duties under the Finance Documents are solely mechanical and administrative in nature. The Agent has no other duties except as expressly provided in the Finance Documents.

25.3	Role of the MLAB and the Mandated Lead Arrangers

Except as specifically provided in the Finance Documents, the MLAB and the Mandated Lead Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

25.4	No fiduciary duties

(a)	Nothing in this Agreement constitutes the Agent, the MLAB or the Mandated Lead Arrangers as a trustee or fiduciary of any other person.

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(b)	Neither the Agent, the MLAB nor the Mandated Lead Arrangers shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

25.5	Business with the Group

The Agent, the MLAB and the Mandated Lead Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

25.6	Rights and discretions of the Agent

(a)	The Agent may rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 22.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii)	any notice or request made by the Company is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)	The Agent may act in relation to the Finance Documents through its personnel and agents.

(e)	The Agent may disclose to any other Finance Party any information it reasonably believes it has received as Agent under this Agreement.

(f)	Notwithstanding any other provision of any Finance Document to the contrary, the Agent is not obliged to do or to omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

25.7	Majority Lenders' instructions

(a)	Unless a contrary indication appears in a Finance Document, the Agent shall:

(i)	exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from acting or exercising any right, power, authority or discretion vested in it as Agent); and

(ii)	request information under Clause 19.4(d) (Information: miscellaneous) if reasonably instructed by a Lender; and

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(b)	not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with such an instruction of the Lenders.

(c)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(d)	The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) or under paragraph (d) until it has received such security as it may require for any cost, loss or liability (together with any associated Indirect Tax) which it may incur in complying with the instructions.

(e)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(f)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

25.8	Responsibility for documentation

Neither the Agent, the MLAB nor any Mandated Lead Arranger:

(a)	is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the MLAB, or the Mandated Lead Arrangers, an Obligor or any other person given in or in connection with any Finance Document; or

(b)	is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document.

25.9	Exclusion of liability

(a)	Without limiting paragraph (b) below, the Agent will not be liable for any action taken by it, or for omitting to take action under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)	No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause.

(c)	The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)	Nothing in this Agreement obliges the Agent, the MLAB or any Mandated Lead Arranger to carry out any "know your customer" or other similar checks in relation to any person on behalf of any Lender. Each Lender is solely responsible for any such checks it is required to carry out. It may not rely on any checks made by the Agent, the MLAB or the Mandated Lead Arranger.

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25.10	Lenders' indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

25.11	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates acting through an office in Australia as successor by giving notice to the other Finance Parties and the Company.

(b)	Alternatively the Agent may resign by giving notice to the Lenders and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c)	If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent (after consultation with the Company) may appoint a successor Agent.

(d)	The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents and for the purposes of transferring the rights and obligations referred to in paragraph (f) below.

(e)	The Agent's resignation notice shall only take effect upon the appointment of a successor.

(f)	Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 25. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)	After consultation with the Company, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

(h)	The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)	the Agent fails to respond to a request under Clause 12.7 (FATCA Information) and a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by the Agent pursuant to Clause 12.7 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

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(iii)	the Agent notifies the Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and that Lender, by notice to the Agent, requires it to resign.

25.12	Confidentiality

(a)	In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

25.13	Relationship with the Lenders

The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

25.14	Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent, the MLAB and each Mandated Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document;

(c)	whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document;

(d)	the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document; and

(e)	the compliance by any Obligor or any other person with the Finance Documents or any other documents.

25.15	Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with the Company) appoint another Lender or an Affiliate of a Lender or any bank approved by the Majority Lenders to replace that Reference Bank.

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25.16	Agent's Management Time

Any amount payable to the Agent under Clause 14.3 (Indemnity to the Agent), Clause 16 (Costs and expenses) and Clause 25.10 (Lenders' indemnity to the Agent) shall include the cost of utilising the Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 11 (Fees).

25.17	Deduction from amounts payable to the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payments to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

25.18	"Know your customer" checks on Lenders

Each Lender shall supply promptly all documents and other evidence reasonably requested by the Agent in order for the Agent to carry out all necessary "know your customer" or other similar checks in relation to that Lender under all applicable laws and regulations and not already available to the Agent.

26.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

27.	SHARING AMONG THE FINANCE PARTIES

27.1	Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers (including any combination of accounts or set off) any amount from an Obligor other than in accordance with Clause 28 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b)	the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 28 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 28.5 (Partial payments).

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27.2	Redistribution of payments

(a)	The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 28.5 (Partial payments).

(b)	Unless paragraph (c) applies:

(i)	the receipt or recovery referred to in Clause 27.1 (Payments to Finance Parties) will be taken to have been a payment for the account of the Agent and not to the Recovering Finance Party for its own account, and the liability of the relevant Obligor to the Recovering Finance Party will only be reduced to the extent of any distribution retained by the Recovering Finance Party under Clause 27.1(c); and

(ii)	(without limiting sub-paragraph (i)) the Borrower shall indemnify the Recovering Finance Party against a payment under Clause 27.1(c) to the extent that (despite sub-paragraph (i)) its liability has been discharged by the recovery or payment.

(c)	Where:

(i)	the amount referred to in Clause 27.1 (Payments to Finance Parties) above was received or recovered otherwise than by payment (for example, set off); and

(ii)	the relevant Obligor, or the person from whom the receipt or recovery is made, is insolvent at the time of the receipt or recovery, or at the time of the payment to the Agent, or becomes insolvent as a result of the receipt or recovery, then the following will apply so that the Finance Parties have the same rights and obligations as if the money had been paid by the relevant Obligor to the Agent for the account of the Finance Parties and distributed accordingly:

(iii)	each other Finance Party will assign to the Recovering Finance Party an amount of the debt owed by the relevant Obligor to that Finance Party under the Finance Documents equal to the amount received by that Finance Party under paragraph (a);

(iv)	the Recovering Finance Party will be entitled to all rights (including interest and voting rights) under the Finance Documents in respect of the debt so assigned; and

(v)	that assignment will take effect automatically on payment of the Sharing Payment by the Agent to the other Finance Party.

27.3	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 27.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay);

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(b)	to the extent necessary, any debt assigned under Clause 27.2(c) will be reassigned; and

(c)	the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

27.4	Exceptions

(a)	This Clause 27 shall not apply to the extent that the Recovering Finance Party would not, after making the payment pursuant to this Clause 27, have a valid and enforceable claim (or right of proof in an administration) against the relevant Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice or did not take separate legal or arbitration proceedings.

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SECTION 11

ADMINISTRATION

28.	PAYMENT MECHANICS

28.1	Payments to the Agent

(a)	On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account with such bank as the Agent specifies.

(c)	Payment by an Obligor to the Agent for the account of a Finance Party satisfies the Obligor’s obligation to make that payment.

28.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 28.3 (Distributions to an Obligor) and Clause 28.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice.

28.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 29 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

28.4	Clawback

(a)	Where a sum is to be paid by a Party (the "Payer") to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum, but it may assume that it has received that sum, and pay that other Party accordingly.

(b)	If the Agent pays the sum to that other Party and it proves to be the case that the Agent had not actually received that sum, then that other Party to whom that sum (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund it to the Agent together with interest from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(c)	The Payer will still remain liable to make the assumed payment, but until the other Party does repay the Agent under paragraph (b), the Payer’s liability will be to the Agent in the Agent’s own right.

(d)	If the Payer is an Obligor any interest on the amount of the assumed payment accruing before recovery will belong to the Agent. If the Payer is a Finance Party interest will accrue daily on the amount of the assumed payment at the rate determined by the Agent, in line with its usual practice, for advances of similar duration to financial institutions of the standing of the Finance Party, and the Finance Party will pay that interest on demand.

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(e)	If the Agent actually receives interest accrued on a particular day under paragraph (d) in respect of an amount, and also actually receives interest under paragraph (b) accrued on the same day on the same amount, it will be repay to the Payer the interest received under paragraph (b).

28.5	Partial payments

(a)	If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent, Security Trustee, the MLAB or the Mandated Lead Arrangers under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fees or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	Paragraph (a) above will override any appropriation made by an Obligor.

28.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

28.7	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or the Unpaid Sum at the rate payable on the original due date.

28.8	Currency of account

(a)	Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

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(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

28.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Company); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

29.	SET-OFF

A Finance Party may, but need not, set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

30.	NOTICES

30.1	Communications in writing

Subject to Clause 30.5 (Electronic transmission of notice by or to the Agent) any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter or if the recipient so agrees, by electronic transmission.

30.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Company, that identified with its name below;

(b)	in the case of each Lender or any other Original Obligor, that specified in Schedule 1 (The Original Parties) or notified in writing to the Agent on or prior to the date on which it becomes a Party; and

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(c)	in the case of the Agent and the Security Trustee, that identified with its name below,

or any substitute address, fax number, email address (if applicable), or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

Address for service of Notices:

Agent

Credit Suisse AG, Sydney Branch

Level 41, 101 Collins Street, Melbourne Vic 3000

Tel: +613 9280 1822

Fax: +613 9914 1822

Email: malcolm.white@credit-suisse.com

Attention: Malcolm White

Security Trustee

Credit Suisse AG, Sydney Branch

Level 41, 101 Collins Street, Melbourne Vic 3000

Tel: +613 9280 1822

Fax: +613 9914 1822

Email: malcolm.white@credit-suisse.com

Attention: Malcolm White

30.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form;

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

(iii)	if by way of electronic transmission:

(A)	(if the recipient has agreed to receive the notice by electronic transmission) when received in legible form by the recipient; or

(B)	if it complies with the rules under Clause 30.5 (Electronic transmission of notice by or to the Agent),

and, if a particular department or officer is specified as part of its address details provided under Clause 30.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)	All notices from an Obligor shall be sent through the Agent.

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(d)	Any communication or document made or delivered to the Company in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

Subject to Clause 30.5 (Electronic transmission of notice by or to the Agent) and Clause 30.7 (Reliance), all notices must be signed by an Authorised Officer of the sender.

30.4	Electronic communication

(a)	All Parties acknowledge:

(i)	the risk of receiving non-encrypted emails containing confidential information which may also be privileged; and

(ii)	that they are aware of and accept all the inherent risks associated with the use of electronic communication and the fact that the use of electronic communication may not be secure and may be subject to inherent network and intrusion vulnerabilities.

(b)	No Finance Party shall be held liable on any basis, whether in contract, tort (including negligence) or otherwise, in respect of any damage, loss or any other forms of liability as a result of any unauthorised access, interception, corruption, loss, destruction, late arrival or degradation of information communicated electronically due to the inherent risk associated with the use of electronic communication described in Clause 30.5 (Electronic transmission of notice by or to the Agent).

(c)	No Finance Party shall be responsible for the breach of confidentiality in relation to any information transmitted via electronic communication which may be unintentionally disclosed to third parties due to the inherent risk associated with the use of electronic communication described in this provision.

30.5	Electronic transmission of notice by or to the Agent

(a)	Commencing on a date to be determined by the Agent and notified to the other parties to this Agreement, notices, requests, demands, consents, approvals, agreements or other communications to or by the Agent:

(i)	may be given by means of a secure website established by the Agent access to which is restricted to the parties to the Finance Documents (and, where applicable, their financial and legal advisers) or other electronic means in a manner established by the Agent and agreed with the Borrower; and

(ii)	unless otherwise agreed under sub-paragraph (i) will be taken to be given or made upon:

(A)	a notice being posted on that secure website; and

(B)	receipt by the Agent of a delivery receipt in respect of an e-mail the Agent has sent to the relevant party’s Nominated E-mail Address (as defined below) notifying that the notice has become available on the secure website.

(b)	The Company consents to the inclusion in the secure website of its company logo of InterOil Corporation.

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(c)	Each of the Lenders, the Company and the Borrower undertakes:

(i)	to ensure that all Access Information issued to it by the Agent is kept secure and confidential; and

(ii)	that it will only disclose Access Information to its officers or employees who are involved in the administration of the Loans,

and agrees that each of the Agent and the Lender(s) are not liable for any liability, loss, damage, costs or expenses incurred or suffered by them as a result of their access or use of the secure website or inability to access or use the secure website except to the extent caused by its gross negligence or wilful misconduct.

(d)	The Company and the Borrower acknowledge that they are aware of and accept the inherent risks associated with the use of the secure website and any other kind of electronic form of communication contemplated by the provisions of this Clause 30.5, particularly the inherent network risk and intrusion vulnerabilities, despite any security measures that may have been put in place for the relevant system.

(e)	The following definitions apply for the purposes of this Clause.

"Access Information" means all user identifiers, passwords or other information necessary for access to the secure website.

"Nominated E-mail Address" means the e-mail address notified to the Agent in writing at least 5 days before any e-mail is sent by the Agent or notice posted on the website.

30.6	Notification of address, fax number and email address

Promptly upon receipt of notification of an address, fax number and email address or change of address, fax number or email address pursuant to Clause 30.2 (Addresses) of an Obligor or changing its own address, fax number or email address, the Agent shall notify the other Parties.

30.7	Reliance

Any notice sent under this Clause 30 can be relied on by the recipient if the recipient reasonably believes the notice to be genuine and if it bears what appears to be the signature (original or facsimile) of an Authorised Officer of the sender (without the need for further enquiry or confirmation). Each Party must take reasonable care to ensure that no forged, false or unauthorised notices are sent to another Party.

30.8	English language

(a)	Any notice given under or in connection with any Finance Document must be in

English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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31.	CALCULATIONS AND CERTIFICATES

31.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are sufficient evidence of the matters to which they relate unless the contrary is proved.

31.2	Certificates and Determinations

Any certification or determination by a Finance Party of an exchange rate, a rate of interest or amount under Clause 10.5 (Break Costs), Clause 12 (Tax gross-up and indemnities) or Clause 13 (Increased costs) or under any Finance Document is sufficient evidence of the matters to which it relates and any certification or determination by a Finance Party of any other matter is sufficient evidence of the matters to which it relates unless the contrary is proved.

31.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and in the case of currencies other than Australian dollars and sterling a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

32.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

33.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

34.	AMENDMENTS AND WAIVERS

34.1	Required consents

(a)	Subject to Clause 34.2 (Exceptions), any term of the Finance Documents may be amended or waived only in writing with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(b)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

34.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to

(including for the avoidance of doubt, related definitions):

(i)	the definition of "Majority Lenders" in Clause 1.1 (Definitions);

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(ii)	a waiver of any of the conditions precedent under Clause 4.1 (Initial conditions precedent);

(iii)	an extension to the date of payment of any amount under the Finance Documents;

(iv)	a reduction in the Margin, a reduction in the amount, or a change in the currency, of any payment of principal, interest, fees or commission payable or any other payment obligation;

(v)	an increase in or extension of Commitment (other than under Clause 23 (Changes to the Lenders)) or a decrease in Commitments which is not rateable;

(vi)	a change to the Borrower or Guarantors other than in accordance with Clause 24 (Changes to the Obligors);

(vii)	any provision which expressly requires the consent of all the Lenders;

(viii)	Clause 2.2 (Finance Parties' rights and obligations), Clause 23 (Changes to the Lenders), Clause 27 (Sharing among the Finance Parties) or this Clause 34; or

(ix)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(A)	the guarantee and indemnity granted under Clause 17 (Guarantee and Indemnity);

(B)	the Secured Property; or

(C)	the manner in which the proceeds of enforcement of the Transaction Security and each other guarantee or undertaking that the Security Trustee holds in its capacity as trustee for the beneficiaries pursuant to the Security Trust Deed are distributed,

(except in the case of paragraph (B) and paragraph (C) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document);

(x)	the release of any guarantee and indemnity granted under Clause 17 (Guarantee and Indemnity) or of any Transaction Security unless expressly permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Security where such sale or disposal is a Permitted Disposal;

(xi)	Clauses 7.8 (Mandatory Prepayment – Alternative Funding) and 21.26 (Go to market); or

(xii)	Clause 7.9 (Mandatory Prepayment – Certification Proceeds),

shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver which relates to the rights or obligations of the Agent, Security Trustee, the MLAB or any Mandated Lead Arranger may not be effected without the consent of the Agent, Security Trustee, the MLAB or the Mandated Lead Arrangers.

91

(c)	An amendment or waiver that has the effect of changing or which relates to (including for the avoidance of doubt, related definitions):

(i)	the Agreed Capex and Opex Plan;

(ii)	the Capital Expenditure Financial Covenant; and/or

(iii)	Clause 20.1(c) (Financial Condition),

shall not be made without the prior written consent of the Agent (acting on the instructions of the Super Majority Lenders).

34.3	Non-Consenting Lender

(a)	In addition to the rights of the Company under clause 7.5 (Right of repayment and cancellation in relation to a single Lender) of this Agreement, the Company may on 10 Business Days' prior written notice to the Agent, in the following circumstances:

(i)	where the Company or the Borrower has requested the Lenders to give a consent in relation to, or to agree to a waiver or amendment of, any provision of a Finance Document; and

(ii)	the consent, waiver or amendment requires the approval of all of the Lenders or the Majority Lenders and, in the case of unanimity being required, there is a Lender (or Lenders) which has not agreed to the consent, waiver or amendment or, in the case of Majority Lender consent being required, a Lender or Lenders required to constitute Majority Lender consent have not agreed to the consent, waiver or amendment,

(such a Lender, a "Non-Consenting Lender"),

replace such Non-Consenting Lender by requiring such Non-Consenting Lender to (and to the extent permitted by law, such Non-Consenting Lender shall) transfer pursuant to Clause 23 (Changes to the Lenders) of this Agreement all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank financial institution, trust, fund or other entity (a "Replacement Lender") selected by the Borrower, which is acceptable to the Agent and which confirms its willingness and does assume all of the obligations of the transferring Lender in accordance with Clause 23 (Changes to the Lenders). The purchase price will be in cash and equal the outstanding principal amount of the Lender's participation in the outstanding Loans and all accrued interest, Break Costs and other amounts payable or accrued under the Finance Documents.

(b)	The replacement of a Lender pursuant to this Clause 34.3 (Non-Consenting Lender)

shall be subject to the following conditions:

(i)	subject to the terms of this Agreement, the Company or the Borrower shall have no right to replace the Agent or Security Trustee;

(ii)	neither the Agent nor the Lender shall have any obligation to the Borrower to find a Replacement Lender;

(iii)	in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 15 Business Days after the date on which that Lender is deemed a Non-Consenting Lender;

(iv)	in no event shall the Lender replaced under this Clause 34.3 (Non- Consenting Lender) be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents; and

92

(v)	the Non-Consenting Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to that transfer.

A Lender shall perform the checks described in paragraph (b)(v) above as soon as reasonably practicable following delivery of a notice referred to in clause 34.3(a) above and shall notify the Agent and the Company when it is satisfied that it has complied with those checks.

35.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

36.	INDEMNITIES AND REIMBURSEMENT

All indemnities and reimbursement obligations in each Finance Document are continuing and survive termination of the Finance Document, repayment of the Loans and cancellation or expiry of the Commitments.

37.	ACKNOWLEDGEMENT

Except as expressly set out in the Finance Documents none of the Asia Pacific Loan Market Association, the Finance Parties or any of their advisers have given any representation or warranty or other assurance to any Obligor in relation to the Finance Documents and the transactions they contemplate, including as to tax or other effects. The Obligors have not relied on any of them or on any conduct (including any recommendation) by any of them. The Obligors have obtained their own tax and legal advice.

The Code of Banking Practice does not apply to the Finance Documents and the transactions under them.

38.	ANTI MONEY LAUNDERING

(a)	Notwithstanding any other provision of a Finance Document to the contrary, a Finance Party is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any AML/CTF Law or economic or trade sanction laws or regulations applicable to that Finance Party, including without limitation the Charter of the United Nations Act 1945 (Cth), the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth) and the Autonomous Sanctions Regulations 2011 (Cth).

(b)	No Obligor nor any of its Subsidiaries, its or their respective director(s) and officer(s), or, to the best knowledge of such Obligor, any affiliate, agent or employee of it or them, has engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws or regulations in any applicable jurisdiction and each Obligor has instituted and maintains policies and procedures designated to prevent violation of such laws, regulations and rules.

(c)	No Obligor, any of its Subsidiaries, its or their respective director(s) and officer(s), or, to the knowledge of such Obligor, any affiliate, agent or employee of it or any of its Subsidiaries is an individual or entity (“Person”), that is, or is owned or controlled by Persons that are:

93

(i)	the subject of any Sanctions (a “Sanctioned Person”); or

(ii)	located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such government, country, or territory (a “Sanctioned Country”), including, without limitation, Cuba, Iran, Burma, North Korea, Sudan and Syria.

(d)	The Obligors will not, directly or indirectly, use the proceeds of the Facility provided hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person:

(i)	to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, a Sanctioned Person or Sanctioned Country; or

(ii)	in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the loan hereunder, whether as underwriter, advisor, investor, or otherwise).

(e)	The Obligors will ensure that:

(i)	no person that is a Sanctioned Person will have any legal or beneficial interest in any funds repaid or remitted by any member of the Group to any Finance Party in connection with the Facility; and

(ii)	no member of the Group will use any revenue or benefit derived from any activity or dealing with a Sanctioned Person for the purpose of discharging amounts owing to any Finance Party in respect of the Facility.

(f)	Each Obligor shall, and shall procure that each other member of the Group will, promptly upon becoming aware of the same, supply to the Agent details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions.

(g)	If any Obligor is or becomes a Sanctioned Person:

(i)	any Lender may promptly notify the Agent upon becoming aware of that event;

(ii)	if the relevant Lender so specifies in its notice or any subsequent notice, the Available Commitment of that Lender will be immediately cancelled; and

(iii)	if the relevant Lender so specifies in its notice or any subsequent notice, the Borrower shall repay that Lender's participation in the Utilisations made to it on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment(s) shall be cancelled in the amount of the participations repaid

94

SECTION 12

GOVERNING LAW AND ENFORCEMENT

39.	GOVERNING LAW

This Agreement is governed by the laws of New South Wales.

40.	ENFORCEMENT

40.1	Jurisdiction

(a)	The courts having jurisdiction in New South Wales have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

(b)	The Parties agree that those courts are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	Each Party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a).

(d)	This Clause 40.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

40.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in Australia):

(a)	irrevocably appoints InterOil Australia Pty Ltd as its agent for service of process in relation to any proceedings in connection with any Finance Document; and

(b)	agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

Each party expressly agrees and consents to the provisions of this Clause 40.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

95

SCHEDULE 1

The original parties

PART I

THE ORIGINAL GUARANTORS

Name of Original Guarantor	Jurisdiction	Registration number (or equivalent, if any)	Address for Service of Notice

InterOil	Yukon Territory	532478	Lackowicz & Hoffman
Corporation			300-204 Black Street Whitehorse
Yukon Y1A 2M9
Canada

SPI (208) Limited	Papua New Guinea	1-31349	Level 2, Ravalien Haus
Harbour City
Port Moresby NCD
Papua New Guinea

SPI (210) Limited	Papua New Guinea	1-31348	Level 2, Ravalien
Haus
Harbour City
Port Moresby NCD
Papua New Guinea

SPI (220) Limited	Papua New Guinea	1-32891	Level 2, Ravalien
Haus
Harbour City
Port Moresby NCD
Papua New Guinea

SPI Distribution	Bahamas	118640B	Harry B Sands
Limited			Lobosky
Shirley House
50 Shirley Street
Nassau, The
Bahamas

InterOil Finance	Barbados	32786	Chancery House
Inc.			High Street
Bridgetown
Barbados

SPI Exploration	Papua New Guinea	1-32705	Level 2, Ravalien
and Production			Haus
Limited			Harbour City
Port Moresby NCD
PNG

96

Name of Original Guarantor	Jurisdiction	Registration number (or equivalent, if any)	Address for Service of Notice

InterOil	Papua New Guinea	1-78038	Level 2, Ravalien
Corporate PNG			Haus
Ltd			Harbour City
Port Moresby NCD
PNG

SPI CSP PNG	Papua New Guinea	1-73447	Level 2, Ravalien
Limited			Haus
Harbour City
Port Moresby NCD
PNG

Interoil Australia	Australia	ABN 87 058 477 366	Level 3 Cairns
Pty Ltd			Square
42-52 Abbott Street
Cairns Qld 4870

InterOil	Singapore	200909590E	163 Penang Road
Singapore Pte.			#06-02 Winsland
Ltd.			House II
Singapore 238463

InterOil	Singapore	201007134N	163 Penang Road
Shipping Pte.			#06-02 Winsland
Ltd.			House II
Singapore 238463

South Pacific	Bahamas	50,266B	Harry B Sands
Refining Limited			Lobosky
Shirley House
50 Shirley Street
Nassau, The
Bahamas

97

PART II

THE ORIGINAL LENDERS

Name of Original Lender	Commitment (US$)	Address for Service of Notice

Australia and New	35,000,000	Address:	10 Collyer Quay,
Zealand Banking Group			#22-00 Ocean Financial Centre
Limited			Singapore 049315

		Fax:	+65 6681 8034

		Email:	For Credit matters:
Siewling.koh@anz.com
Jonathaon.wong2@anz.com
Simon.geldart@anz.com

For administrative matters:
TMSLS@anz.com

		Attention:	For Credit matters:
Siew Ling Koh
Jonathon Wong
Simon Geldart

For administrative matters:
Sall Chong
Catherine Tan

Bank of South Pacific	35,000,000	Address:	Level 3, Ravalian Haus, Harbour
Limited			City
PO Box 78, PORT MORESBY,
PAPUA NEW GUINEA

		Fax:	+675 3056695

		Email:	CA2@bsp.com.pg
nsauk@bsp.com.pg

		Attention:	Colm Lynch
Newman Sauk

Commonwealth Bank of	40,000,000	Address:	Darling Park, Tower 1
Australia			201 Sussex Street
Sydney NSW 2000
Australia

Fax:

		Email:	Jeff.Heazlewood@cba.com.au

		Attention:	Jeff Heazlewood

98

Name of Original Lender	Commitment (US$)	Address for Service of Notice

Credit Suisse AG, Sydney	60,000,000	Address:	Level 31
Branch			1 Macquarie Place
Sydney NSW 2000
Australia

		Fax:	+612 8206 4236

		Email:	Peter.Colwell@credit-suisse.com

		Attention:	Peter Colwell

Macquarie Capital Group	15,000,000	Address:	No. 1 Martin Place
Limited			Sydney NSW 2000
Australia

		Fax:	+ 612 8232 3656

		Email:	Chase.Edgelow@macquarie.com

		Attention:	Chase Edgelow

UBS AG, Australia Branch	15,000,000	Address:	Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000

		Fax:	+612 9324 3170

		Email:	Luke.Goldsworthy@ubs.com
Justin.Churchill@ubs.com

		Attention:	Luke Goldsworthy
Justin Churchill

Westpac Bank – PNG –	35,000,000	Address:	Level 2
Limited			Waigani Corporate Centre
Port Moresby, NCD
Papua New Guinea

		Fax:	+675 312 7346

		Email:	rarora@westpac.com.au

		Attention:	Rohan Arora

99

Name of Original Lender	Commitment (US$)	Address for Service of Notice

The Bank of Tokyo-	30,000,000	Address:	9 Raffles Place #01-01
Mitsubishi UFJ, Ltd.,			Republic Plaza
Singapore Branch			Singapore 048619

		Fax:	(65) 6536 6261

		Email:	hokm@sg.mufg.jp
fooos@sg.mufg.jp

		Attention:	Ho Koan Ming / Foo Onn Siew

Société Générale, Hong	35,000,000	Address:	Level 34, Three Pacific Place
Kong branch			1 Queen’s Road East
Hong Kong

		Fax:	+852 2166 4631

		Email:	stephen.krust@sgcib.com
simon.scott@sgcib.com
sophea.seng@sgcib.com
anthony.a.ta@sgcib.com
arnaud.batejat@sgcib.com
inderjit.kundi@sgcib.com

		Attention:	Stephen Krust
Simon Scott
Sophea Seng
Anthony Ta
Arnaud Batejat
Inderjit Kundi

100

SCHEDULE 2

Conditions precedent

PART I

CONDITIONS PRECEDENT TO INITIAL UTILISATION

[Not Used]

101

PART II

SECURITY DOCUMENTS

Australian Law

1.	First ranking charge over the Debt Service Reserve Account granted by the Borrower in favour of the Security Trustee dated 8 November 2013.

2.	First ranking all assets general security agreement granted by InterOil Australia Pty Ltd in favour of the Security Trustee dated 12 November 2013.

Bahamian Law

3.	First ranking charge over the entire issued share capital of S.P.I. Exploration and Production Corp. granted by InterOil Corporation in favour of the Security Trustee dated 13 November 2013.

4.	First ranking all asset security granted by S.P.I. Exploration and Production Corp. in favour of the Security Trustee dated 13 November 2013.

5.	First ranking all asset security granted by S.P.I. Distribution Limited in favour of the Security Trustee dated 13 November 2013.

6.	First ranking charge over the entire issued share capital of S.P.I Distribution Limited in favour of the Security Trustee dated 13 November 2013.

7.	First ranking share mortgage granted by the Company over the entire issued share capital of South Pacific Refining Limited dated 18 June 2014.

PNG Law

8.	First ranking share mortgage granted by the Company over its shares in InterOil Corporate PNG Ltd dated 12 September 2014.

9.	First ranking charge over the entire issued share capital of:

(a)	SPI (208) Limited;

(b)	SPI (210) Limited;

(c)	SPI (220) Limited; and

(d)	SPI Exploration and Production Limited,

granted by S.P.I. Exploration and Production Corp. in favour of the Security Trustee.

Singapore Law

10.	First ranking debenture granted by InterOil Singapore Pte. Ltd. in favour of the Security Trustee dated 12 November 2013.

11.	Supplemental debenture granted by InterOil Singapore Pte. Ltd. in favour of the Security Trustee dated 18 June 2014.

12.	First ranking debenture granted by InterOil Shipping Pte. Ltd. in favour of the Security Trustee dated 12 November 2013.

13.	Supplemental debenture granted by InterOil Shipping Pte. Ltd. in favour of the Security Trustee dated 18 June 2014.

102

14.	Charge over account granted by the Company in favour of the Security Trustee dated 5 September 2014.

Barbados Law

15.	First ranking all asset security granted by InterOil Finance Inc. in favour of the Security Trustee.

103

PART III

CONDITIONS PRECEDENT REQUIRED TO BE DELIVERED BY AN ADDITIONAL GUARANTOR

1.	An Accession Letter, duly executed by the Additional Guarantor and the Company.

2.	Where required under Clause 21.20(a)(iii) (Additional Guarantors), Transaction Security over all or substantially all of its assets in form and substance satisfactory to the Security Trustee.

3.	To the extent not already granted, Transaction Security over all of the shares in the Additional Guarantor granted by its parent company (the "Parent") in form and substance satisfactory to the Security Trustee.

4.	A certified copy of the constitutional documents of the Additional Guarantor and (if applicable) the Parent (if any).

5.	A certified copy of a resolution of the board of directors of the Additional Guarantor and (if applicable) the Parent:

(a)	approving the terms of, and the transactions contemplated by (as applicable), the Accession Letter, the relevant Security Documents and the other Finance Documents and resolving that it execute the same;

(b)	to the effect that it is in the best interests of the Additional Guarantor or (as the case may be) the Parent, giving reasons;

(c)	authorising the execution of the Accession Letter, the relevant Security Documents and the other Finance Documents under its common seal (where they are deeds and sealing is required by the law of the place of incorporation of the Additional Guarantor) or on its behalf by a specified person or persons; and

(d)	authorising a specified person or persons, on its behalf, as Authorised Officers to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents.

104

6.	An original power of attorney for the execution of the relevant Finance Documents, from the Additional Guarantor (and if applicable) the Parent, executed under common seal or by two directors or a director and a secretary (or otherwise as authorised by the resolutions referred to in paragraph 5).

7.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 5 above.

8.	A certified copy of a resolution signed by all the holders of the issued shares of the Additional Guarantor and (if applicable) the Parent, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor (and if applicable) the Parent is a party and a certificate of solvency by a director of that Additional Guarantor and (if applicable) the Parent.

9.	A certificate of the Additional Guarantor and (if applicable) the Parent (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

10.	A certificate of an authorised signatory of the Additional Guarantor and (if applicable) the Parent certifying that each copy document listed in this Part III of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

11.	A certificate or other evidence from any Additional Guarantor incorporated in Australia and signed by a director certifying that such Additional Guarantor is not in breach of Chapter 2E of the Corporations Act 2001 (Cth).

12.	A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Additional Guarantor accordingly) in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document to which the Additional Guarantor is a party.

13.	If available, the latest audited Financial Statements of the Additional Guarantor.

14.	A legal opinion of Ashurst Australia, legal advisers to the Mandated Lead Arranger and Bookrunner and the Agent in Australia.

15.	If the Additional Guarantor is incorporated in a jurisdiction outside Australia, a legal opinion of the legal advisers to the Mandated Lead Arranger and Bookrunner and the Agent in the jurisdiction in which the Additional Guarantor is incorporated.

16.	If the proposed Additional Guarantor is incorporated in a jurisdiction outside Australia, evidence that the process agent specified in Clause 40.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Guarantor.

105

SCHEDULE 3

Part I Utilisation

Requests

From:	S.P.I. EXPLORATION AND PRODUCTION CORP.

To:	CREDIT SUISSE AG, SYDNEY BRANCH

Dated:

Dear Sirs

InterOil– US$300,000,000 Syndicated Facility Agreement dated 11 November 2013 as amended and restated (the "Agreement")

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement shall have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[insert] (or, if that is not a Business Day, the next Business

Day)

Currency of Loan:	US Dollars

Amount:	[insert] or, if less, the Available Facility

Interest Period:	[insert]

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

Yours faithfully

Authorised Officer
S.P.I EXPLORATION AND PRODUCTION CORP.

106

PART II

Selection Notice

From:	S.P.I. EXPLORATION AND PRODUCTION CORP.

To:	CREDIT SUISSE AG, SYDNEY BRANCH as Agent

Dated:

Dear Sirs

US$300,000,000 Syndicated Facility Agreement dated 11 November 2013 as amended and restated (the "Agreement")

1.	We refer to the Agreement. This is a Selection Notice. Terms defined in the Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.	We refer to the following Loan[s] with an Interest Period ending on [ ]**.

3.	[We request that the next Interest Period for the above Loan is [ ]].****

4.	This Selection Notice is irrevocable.

Yours faithfully

Authorised Officer
S.P.I EXPLORATION AND PRODUCTION CORP.

107

SCHEDULE 4

Form of transfer certificate

PART I

FORM OF SINGLE LENDER TRANSFER CERTIFICATE

To:	CREDIT SUISSE AG, SYDNEY BRANCH as Agent

From:	[The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated:

InterOil Corporation – US$300,000,000 Syndicated Facility Agreement dated 11 November 2013 as amended and restated (the "Agreement")

1.	We refer to the Agreement. This is a Transfer Certificate. Terms used in the Agreement shall have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 23.5 (Procedure for transfer):

(e)	The Existing Lender and the New Lender agree to the Existing Lender and the New Lender novating the Existing Lender's Commitment referred to in the Schedule with effect from and including the Transfer Date in accordance with Clause 23.5 (Procedure for transfer) and corresponding rights and obligations.

(f)	The proposed Transfer Date is [insert].

(g)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 30.2 (Addresses) are set out in the Schedule.

3.	The New Lender acknowledges the limitations on the Existing Lender's obligations set out in Clause 23.4 (Limitation of responsibility of Existing Lenders).

4.	This Transfer Certificate is governed by the laws of New South Wales.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Transfer Certificate is accepted by the Agent on behalf of all other Parties to the Agreement and the Transfer Date is confirmed as [insert].

This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

CREDIT SUISSE AG, SYDNEY BRANCH

By:

108

PART II

FORM OF SYNDICATION TRANSFER CERTIFICATE

To:	CREDIT SUISSE AG, SYDNEY BRANCH as Agent

From:	The parties set out in part 1 of the Schedule (each an "Existing Lender") and the parties set out in part 2 of the Schedule (each a "New Lender")

Dated:

InterOil Corporation – US$300,000,000 Syndicated Facility Agreement dated 11 November 2013 as amended and restated (the "Agreement")

1.	We refer to the Agreement. This is a Transfer Certificate. Terms used in the Agreement shall have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 23.5 (Procedure for transfer):

(a)	The Existing Lenders and the New Lenders agree to the Existing Lenders and the New Lenders novating all or part of the Existing Lenders' Commitments, rights and obligations in accordance with Clause 23.5 (Procedure for transfer) so that as from the Transfer Date the Commitments will be as set out in the Schedule and each New Lender and Existing Lender will have the corresponding rights and obligations. Each Existing Lender's Commitments, rights and obligations being novated are allocated among the New Lenders rateably according to the New Lenders' respective Commitments specified in the Schedule.

(b)	The proposed Transfer Date is [insert].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lenders for the purposes of Clause 30.2 (Addresses) are set out in the Schedule.

3.	Each New Lender acknowledges the limitations on the Existing Lenders' obligations set out in Clause 23.4 (Limitation of responsibility of Existing Lenders).

4.	This Transfer Certificate is governed by the laws of New South Wales.

109

THE SCHEDULE

Commitment/rights and obligations to be transferred

Part 1 Existing Lenders	Commitments after novation	Address Details

[Only insert if there are changes]

Part 2 New Lenders	Commitments after novation	Address Details

[Insert relevant details of address, account]

[Existing Lenders]

By:

[New Lenders] [Insert signature blocks for each New Lender]

By:

This Transfer Certificate is accepted by the Agent on behalf of all other Parties to the Agreement and the Transfer Date is confirmed as [insert].

This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

CREDIT SUISSE AG, SYDNEY BRANCH

By:

110

SCHEDULE 5

Form of accession letter

To:	CREDIT SUISSE AG, SYDNEY BRANCH as Agent

From:	[Subsidiary] and INTEROIL CORPORATION

Dated:

Dear Sirs

InterOil Corporation – US$300,000,000 Syndicated Facility Agreement dated 11 November 2013 as amended and restated (the "Agreement")

1.	We refer to the Agreement. This is an Accession Letter. Terms used in the Agreement shall have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.	[Subsidiary] agrees to become an Additional Guarantor and to be bound by the terms of the Agreement as an Additional Guarantor pursuant to Clause 24.2 (Additional Guarantors) of the Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction].

3.	[Subsidiary] agrees to be bound by the terms of the Security Trust Deed as a Guarantor and an Obligor in accordance with clause 1.6 (Security Trust Deed and appointment of the Security Trustee) of the Agreement.

4.	[Subsidiary's] administrative details are as follows:

Address:

Fax No:

Attention:

5.	This letter is governed by the laws of New South Wales.

This Guarantor Accession Letter is entered into by deed.

INTEROIL CORPORATION	[Subsidiary]

By:	By:

111

SCHEDULE 6

Form of resignation letter

To:	CREDIT SUISSE AG, SYDNEY BRANCH as Agent

From:	[resigning Obligor] and INTEROIL CORPORATION

Dated:

Dear Sirs

InterOil Corporation – US$300,000,000 Syndicated Facility Agreement dated 11 November 2013 as amended and restated (the "Agreement")

1.	We refer to the Agreement. This is a Resignation Letter. Terms used in the Agreement shall have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.	Pursuant to Clause 24.4 (Resignation of a Guarantor), we request that [resigning Obligor] be released from its obligations as a Guarantor under the Agreement.

3.	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request; and

(b)	the provisions of Clause 21.20 (Additional Guarantors) will continue to be complied with following such resignation

(c)	[insert]*

4.	This letter is governed by the laws of New South Wales.

INTEROIL CORPORATION	[Subsidiary]

By:	By:

112

SCHEDULE 7

Form of compliance certificate

To:	CREDIT SUISSE AG, SYDNEY BRANCH as Agent

From:	INTEROIL CORPORATION

Dated:

Dear Sirs

InterOil Corporation – US$300,000,000 Syndicated Facility Agreement dated 11 November 2013 as amended and restated (the "Agreement")

1.	We refer to the Agreement. This is a Compliance Certificate. Terms used in the Agreement shall have the same meaning in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that as at the date of this Compliance Certificate: [Insert details of covenants to be certified]

(a)	the ratio of Total Net Debt to Total Net Debt plus Shareholder Equity is [#:1.0];

(b)	the Total Net Worth is [US$[#]]; and

(c)	the aggregate Capital Expenditure of the Group in the period [ ] to [ ] is US$[#] and is in accordance with the Agreed Capex and Opex Plan.

3.	We confirm that:

(a)	other than the Excluded Entities, the following members of the Upstream Group own an interest in a petroleum prospecting licence, petroleum retention licence or other material licence:

[list]

(b)	other than the Excluded Entities, the following members of the Upstream Group have gross assets of more than US$1,000,000 (or its equivalent):

[list]

(c)	the following members of the Corporate Group have gross assets of more than US$1,000,000 (or its equivalent):

[list]

and accordingly, we are in compliance with 21.20 (Additional Guarantors).

4.	We confirm that no Default is continuing.

Signed:_________________	____________________

Director	Director

Of	Of

INTEROIL CORPORATION	INTEROIL CORPORATION

113

[insert applicable certification language]

________________

for and on behalf of

[name of auditors of the Company]

114

SCHEDULE 8

Existing security

Security	Grantor	Beneficiary	Total Principal Amount of Indebtedness Secured

Share mortgage dated 3 July 2013 over the shares in SPI Security Holdings Limited	SPI (220) Limited	Pacific Rubiales PNG Limited	US$116,000,000

Deed of Cross Charge dated 28 November 2012 with Pacific Rubiales – PPL237	InterOil Partners Limited SPI (220) Limited	Pacific Rubiales PNG Limited InterOil Partners Limited SPI (220) Limited	Not applicable (secures obligations under applicable JVOA, not Financial Indebtedness)

115

SCHEDULE 9

Timetables

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request))	U – 3 9-30am.

Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders' participation)	U – 3 3-00pm.

Base Rate is fixed	Quotation Day as of 10.30am Sydney time

Delivery of Selection Notice	U- 3 9-30am.

U = Utilisation Date

116

EXECUTED as an agreement.

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

BORROWER

IN WITNESS WHEREOF the Common Seal of S.P.I. Exploration and Production Corp.

was affixed hereto the day and year hereinbefore mentioned

The Common Seal of S.P.I. Exploration and Production Corp. was affixed hereto by Sarah Lobosky, the Secretary of the Company and the said Sarah Lobosky affixed her signature hereto in the presence of:-

117

ORIGINAL GUARANTORS

SIGNED, SEALED AND DELIVERED by
INTEROIL CORPORATION

by
in the presence of:	Signatory

Signature of witness
Name:

118

THE COMMON SEAL of

SPI (208) LIMITED,

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

119

THE COMMON SEAL of

SPI (210) LIMITED,

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

120

THE COMMON SEAL of

SPI (220) LIMITED,

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

121

IN WITNESS WHEREOF the Common Seal of S.P.I. Distribution Limited

was affixed hereto the day and year hereinbefore mentioned

The Common Seal of S.P.I. Distribution Limited was affixed hereto by Sarah Lobosky, the Secretary of the Company and the said Sarah Lobosky affixed her signature hereto in the presence of:-

122

The Common Seal of Interoil Finance Inc.
was hereto affixed by

Director

in the presence of:

Witness:

Name:

Address:

Description: Attorney-at-Law

123

THE COMMON SEAL of

SPI EXPLORATION AND PRODUCTION LIMITED

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

124

THE COMMON SEAL of

INTEROIL CORPORATE PNG LTD

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

125

IN WITNESS WHEREOF the Common Seal of South Pacific Refining Limited

was affixed hereto the day and year hereinbefore mentioned

The Common Seal of South Pacific Refining Limited was affixed hereto by Sarah Lobosky, the Secretary of the Company and the said Sarah Lobosky affixed her signature hereto in the presence of:

126

EXECUTED by INTEROIL AUSTRALIA

PTY LTD ACN 058 477 366 in

accordance with section 127 of the

Corporations Act 2001 (Cth):

Signature of director	Signature of director/secretary

Name	Name

127

THE COMMON SEAL of

INTEROIL SHIPPING PTE. LTD.

was hereto affixed in the presence of:

Director

Director/Secretary/ Authorised Signatory

Address:

Fax No.

Attention:

128

THE COMMON SEAL of

INTEROIL SINGAPORE PTE. LTD.

was hereto affixed in the presence of:

Director

Director/Secretary/ Authorised Signatory

Address:

Fax No.

Attention:

129

THE COMMON SEAL of

SPI CSP PNG LIMITED

the fixing of which was

witnessed by:

Signature of director	Signature of director/secretary

Name:	Name:

130

ORIGINAL LENDERS AND MANDATED LEAD ARRANGERS

SIGNED, SEALED AND DELIVERED for AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, SINGAPORE BRANCH under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Name of attorney

Address of witness	Date of power of attorney

131

SIGNED, SEALED AND DELIVERED for BANK OF SOUTH PACIFIC LIMITED by Robin Fleming its duly constituted Attorney in the presence of:

AND I certify that the person executing this instrument is personally known to me

) ) ) ) ) ) ) ) ) ) ) ) ) ) )

BANK OF SOUTH PACIFIC LIMITED by its Attorney who hereby states that at the time of his executing this instrument he has no notice of the revocation of the Power of Attorney Registered No. S.65983

Under the authority of which he has executed this instrument

)
Signature of Witness	)	Robin Fleming Group Chief Executive Officer

132

SIGNED, SEALED AND DELIVERED for COMMONWEALTH BANK OF AUSTRALIA under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Name of attorney

Address of witness	Date of power of attorney

133

SIGNED, SEALED AND DELIVERED for MACQUARIE CAPITAL GROUP LIMITED under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name	Name

Address of witness	Date of power of attorney

134

SIGNED, SEALED AND DELIVERED for UBS AG, AUSTRALIA BRANCH by its duly authorised officers, in the presence of:

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

135

SIGNED, SEALED AND DELIVERED for WESTPAC BANK-PNG-LIMITED under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Stuart Fredriksson, Tier Two Attorney

Level 19, 275 Kent Street Sydney NSW 2000
Address of Witness	Date of power of attorney

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Gregory Pawson, Tier One Attorney

Level 19, 275 Kent Street Sydney NSW 2000
Address of Witness	Date of power of attorney

136

SIGNED, SEALED AND DELIVERED for BANK OF TOKYO-MITSUBISHI UFJ, LTD., SINGAPORE BRANCH under power of attorney in the presence of:

Signature of witness	Signature of attorney (who declares that he or she has no notice of revocation of the power of attorney)

Name of witness	Name

Address of witness	Date of power of attorney

137

SIGNED, SEALED AND DELIVERED for SOCIÉTÉ GÉNÉRALE, HONG KONG BRANCH by its duly authorised signatory, in the presence of:

Signature of witness	Signature of authorised signatory

Name of witness	Name

138

ORIGINAL LENDER, MANDATED LEAD ARRANGER, MANDATED LEAD ARRANGER AND BOOKRUNNER, AGENT AND SECURITY TRUSTEE

SIGNED, SEALED AND DELIVERED for CREDIT SUISSE AG, SYDNEY BRANCH by its duly authorised officers, in the presence of:

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

Signature of witness	Signature of officer

Name of witness	Name of officer

Address of witness

139